SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        For the Month of March 18 2003

                         Commission file number: 0-30924


                                   MARCONI PLC

             (Exact name of Registrant as specified in its Charter)


                                   4th Floor
                                 Regents Place
                                338 Euston Road
                                    London
                                    NW1 3BT
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


                             Form 20-F X   Form 40-F


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.)


                                   Yes   No X


              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS


In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Marconi plc ( the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.



                            MARCONI QUARTERLY REPORT

                  for the three months ended 31 December 2002

  - Significant progress on cost reduction and cash generation despite continued tough market conditions
  - Direct cost savings more than offset lower Core sales volumes driving improvement in Core gross margin before exceptional items: 22.1 per cent of sales (Q3 FY02 19.3 per cent; Q2 FY03 21.6 per cent before impact of GBP25 million stock provisions) (see Core Gross Profit / Margin below)
  - Core operating cost annual run-rate (before goodwill amortisation and exceptional items) reduced to around GBP550 million by 31 December 2002 (approximately GBP1 billion at 31 December 2001); on track to achieve target run-rate of GBP520 million by the end of the financial year (see Core Operating Expenses below)
  - Substantial reduction in Core operating loss (before goodwill amortisation and exceptional items) to GBP41 million from GBP128 million in Q3 last year and from GBP90 million in the previous quarter this year; further progress towards EBITDA breakeven (GBP15 million adjusted Q3 EBITDA loss before exceptional items in the Core) (see Core Adjusted Operating Profit/(Loss) below)
  - Reduced operating loss (before goodwill amortisation and exceptional items) and significant progress in working capital drive GBP66 million positive operating cash flow (net of capital expenditure and before exceptional cash flows) in the Core during Q3 (Q3 2002 GBP25 million outflow; Q2 FY03 GBP43 million outflow); (see Operating Cash Flow below)
  - Group operating loss reduced to GBP130 million (Q3 2002: GBP256 million); Increased loss on ordinary activities before taxation of GBP198 million (Q3 2002: profit before tax GBP76 million) due to non-operating gains of GBP341 million in prior year
  - Outlook: seasonal Q4 sales uplift not expected; further sales declines likely during the year ending 31 March 2004; appropriate cost actions will be taken to further reduce breakeven level of Core sales to around GBP1.7 billion (see Outlook below)
  - Major milestone in financial restructuring achieved with filing of scheme documents with court on 17 March 2003 (see Financial Restructuring below and separate announcement dated 18 March 2003)
  - First European sale of BXR 48000 and first commercial sale of Marconi Softswitch to Jersey Telecom during Q3; recent major order wins include Access Hub and MSH2K optical backbone network for Telecom Italia; new 3-year frame contract with TATA India for SDH equipment;
  - Strong product pipeline; recent product launches include next generation
    SDH equipment (Series 4); new release of Access Hub platform incorporating voice over DSL, new Gigabit Ethernet and multicasting for video functionality; enhanced features to ServiceOn network management portfolio; integrated video application into next generation interactive kiosks; further enhancements to BXR-48000 to enable 10Gbps secure encrypted data transmissions; virtual presence desktop (Vipr) video conferencing platform launched.

London - 18 March 2003: Marconi (MONI) today announced unaudited non-statutory financial results for the three months ended 31 December 2002.

Commenting on the results, Mike Parton, Chief Executive, said "We are making real progress towards our operational goals. Core gross margin improved by almost three points over the same period a year ago despite lower volumes. Our Core operating cost run rate was reduced by almost half over the same period. While our markets remain difficult, we are continuing to improve our operating performance."

This news release should be read in conjunction with Marconi's unaudited non-statutory financial results and the Operational and Financial Review for the three months ended 31 December 2002.

Conference Call Details

Management will host a conference call and audiocast for analysts and investors today (Tuesday 18 March) at 4 pm UK time to discuss the Group's Q3 results and details of its financial restructuring announced in a separate press release this morning.

The call can be accessed on Marconi's web-site or by dialling +44 (0) 20 8996 3900 from Europe or 800 241 5872 (toll-free) or +1 617 847 8701 from US and quoting "Marconi".

An instant replay will be available for fourteen days by dialling +44 (0) 1296 618700, pass code 563002 from Europe or 888 286 8010, passcode 48156936 from US.

Materials to accompany the call will be available on Marconi's website www.marconi.com.

ENDS/...

About Marconi plc

Marconi plc is a global telecommunications equipment and solutions company headquartered in London. The company's core business is the provision of innovative and reliable optical networks, broadband routing and switching and broadband access technologies and services. The company's aim is to help fixed and mobile telecommunications operators worldwide reduce costs and increase revenues.

The company's customer base includes many of the world's largest telecommunications operators. The company is listed on the London Stock Exchange under the symbol MONI. Additional information about Marconi can be found at www.marconi.com.

This press release contains forward-looking statements with respect to products, partners, customers, future growth and other matters. Please refer to the Form 20-F report and Form 6-K reports filed by Marconi plc with the United States Securities and Exchange Commission for a discussion of risks that could cause actual results to differ materially from such statements.



Copyright (c) 2002 Marconi plc. All rights reserved. All brands or product names are trademarks of their respective holders.



Contacts

Joe Kelly/David Beck

Public Relations

Marconi plc

+44 (0) 207 306 1771

joe.kelly@marconi.com

Heather Green

Investor Relations

Marconi plc

+44 (0) 207 306 1735

heather.green@marconi.com



                                  MARCONI PLC

                        OPERATIONAL AND FINANCIAL REVIEW

                  for the three months ended 31 December 2002



FORWARD-LOOKING STATEMENTS

This Operational and Financial Review contains certain statements that are or may be forward-looking. These statements typically contain words such as "intends", "expects", "anticipates", "estimates" and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances which may occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to future revenues being lower than expected; increasing competitive pressures within the industry; general economic conditions or conditions affecting the relevant industries, both domestically and internationally, being less favourable than expected. These factors and other factors that could effect these forward-looking statements are described in the Company's Form 20-F report and Form 6-K reports filed with the US Securities and Exchange Commission. The Company disclaims any obligation to publicly update or revise these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

OVERVIEW

Overall conditions in the telecommunications market remained tough during the third quarter. Trading levels in EMEA in the third quarter remained stable despite the continuing difficult market environment. Marconi is now beginning to observe some slowing of business in the Middle East as a result of the current political environment. The North American market continues to be characterised by further tightening of capital expenditure by a number of large telecom operators, particularly towards the end of their financial years in December. In Central and Latin America (CALA), the market was relatively stable during the quarter although capital expenditure amongst major operators in the region remained at a low level. In Asia-Pacific (APAC), while the market remains buoyant in Australia, conditions in the Chinese market are more difficult as a result of delays in capital expenditure due to the re-organisation of key customers, delays to the roll-out of certain network build projects and increased pricing pressure on new business.

Despite the difficult market environment, the Group continued to make significant progress during the quarter towards its targets to improve operating performance in the Core business. In particular compared to the previous quarter, further cost savings achieved during the period led to an approximate
0.5 percentage point increase in Core gross margin (before exceptional items) to
22.1 per cent and an approximate GBP85 million reduction in Core operating cost run-rate (before goodwill amortisation and exceptional items) to GBP550 million at 31 December 2002. Headcount reductions are a major driver of the Group's cost reduction initiatives. At 31 December 2002, the Group employed just over 16,000 employees in its Core business, down from just over 19,000 at 30 September 2002.

The Group's improved operating performance combined with further progress in all areas of working capital management, led to a significant improvement in adjusted operating cash flow, with the Group recording an operating cash inflow (before exceptional items) of GBP72 million during the quarter. Non-operating and exceptional cash outflows (excluding tax) of GBP88 million relating mainly to the Group's ongoing operational and financial restructuring processes and interest paid were partially offset by a net GBP45 million tax repayment received during the period. In total during the third quarter, the Group generated cash of GBP29 million before use of liquid resources and financing.

The Group was awarded a number of important business wins during the period. These included the first European sale of the Group's BXR 48000 multi-service switch-router to a large financial institution and the first sale of the Group's recently launched Softswitch to Jersey Telecom. In addition, since the beginning of calendar year 2003, the Group has announced two major new business wins from Telecom Italia: a Euro 80 million (approximately GBP50 million) frame contract for the supply of the Access Hub and a new 2-year frame contract estimated at approximately Euro 15 million (approximately GBP10 million) to build an optical backbone network architecture based on the Group's recently launched next generation digital cross-connect, the MSH2K.

Board

During the third quarter and more recently, Marconi has announced a number of changes to its Board of Directors as a result of which, the Board now comprises:

Executive Directors       Mike Parton         Chief Executive Officer
                          Mike Donovan        Chief Operating Officer
                          Chris Holden        Interim Chief Financial Officer

Non-Executive Directors   John Devaney        Chairman
                          Kent Atkinson       Chairman of Audit Committee
                          Derek Bonham*
                          Ian Clubb           Chairman of Remuneration Committee
                          Kathleen Flaherty
                          Werner Koepf

* Member of the Board of Marconi plc only; all other Executive and Non-Executive Directors are members of the Boards of both Marconi plc and Marconi Corporation plc.

Please refer to the Group's announcements dated 14 November 2002, 16 December 2002 and 14 March 2003 for full details of these board changes.

Financial Restructuring

On 29 August 2002, Marconi announced that it had concluded non-binding indicative heads of terms (the "Heads of Terms") for the financial restructuring of Marconi plc and its wholly owned subsidiary Marconi Corporation plc (the "Restructuring").

On 13 September 2002, Marconi announced that, in accordance with the Heads of Terms, interim security over the balance of the lockbox accounts established in April 2002 had been granted in favour of the Group's Syndicate Banks, bondholders (including the bond trustees) and certain ESOP derivative providers.

On 16 December 2002, Marconi concluded modifications to the Heads of Terms. The terms of the Restructuring as updated by these modifications were in most respects, including the initial cash distribution, the same as those announced by Marconi on 29 August 2002.

On 7 February 2003, Marconi announced that Marconi plc and Marconi Corporation plc had reached agreement in principle with the Group's ESOP derivative banks for a settlement of their ESOP derivative related claims against the Group. Documentation reflecting this settlement has now been concluded. As a result of this settlement, the initial cash distribution to be made as part of the Restructuring is to be increased by GBP135 million, in return for a GBP123 million reduction in the face value of the Junior Notes to be issued as part of the Restructuring (ie equivalent to redemption at 110 per cent of face value).

In the 7 February 2003 announcement, Marconi also indicated that the initial cash distribution was to be increased by an additional GBP20 million (to a total of GBP320 million) in replacement of the surplus cash element of the excess cash mechanism outlined in the Group's announcement of 16 December 2002. This GBP320 million figure is in addition to GBP95 million which, as previously announced, has already been paid on interest accrued on Marconi Corporation financial debt in the period to 15 October 2002.

Further proposed changes to the Restructuring were announced on 18 March 2003. In particular, Marconi announced proposed modifications to the scheme consideration including an increase in the face value of the Junior Notes to the sum of US$ 300 million and the US dollar equivalent of approximately GBP117 million and a proposal that the Limited Recourse Notes no longer be issued, as well as a further increase to the initial cash distribution of an additional GBP20 million (to a total GBP340 million). The Group further announced that documentation for the proposed schemes of arrangement has been filed with the High Court of England and Wales and that scheme documentation is expected to be posted to creditors by 31 March 2003, with Restructuring targeted to be completed by 31 May 2003.

Please refer to these announcements for further details on the Restructuring.

RECENT DEVELOPMENTS

On 24 February 2003, Marconi announced that, following approval from the High Court in the United Kingdom, Marconi Corporation plc had completed a return of capital from Ultramast Limited (a joint venture with Railtrack Telecom Services Limited and settled all outstanding litigation relating to the joint venture company set up in December 2000 with RT Group plc. As a result of the transaction, Marconi received cash proceeds of approximately GBP41 million (GBP20 million of which Marconi Corporation plc had previously paid into court).

On 5 March 2003, Marconi announced that it had completed, in separate transactions, the disposal of two of the businesses from its Capital portfolio. First, the disposal of the Group's Private Mobile Networks division (also known as TETRA) to Finmeccanica SpA for approximately GBP2 million in cash, approximately GBP4.8 million in assumed financial debt and approximately GBP8.2 million in assumed debt to suppliers, and second, the disposal of Marconi Online to Coca Cola Amatil (N.Z.) Limited for approximately GBP1 million.



OUTLOOK

The market for telecommunications equipment and services remains difficult.

During the first three quarters of the current financial year the annualised rate of Core sales has declined by around 10 per cent from approximately GBP2 billion in the first quarter to approximately GBP1.8 billion in the third quarter.

The Directors do not expect that the Group will benefit from a seasonal uplift in Core sales during the fourth quarter of the financial year compared to the level recorded in the third quarter (GBP456 million), contrary to the seasonal pattern of customer demand in previous years.

Furthermore, the Directors believe that market volumes are likely to contract further during the next financial year and do not expect to benefit from significant market share gains. As a result, the Group believes that Core sales could decline by up to a further 5 per cent during the next financial year compared to the annualised third quarter trading levels (GBP1.8 billion).

In December 2002, the Group outlined its Core operating model and confirms its targets to achieve a gross margin run-rate in the range of at least 24 to 27 per cent of Core sales and an operating expenditure run-rate in the range of 21 to 24 per cent of Core sales during the next financial year ending 31 March 2004. The Group now believes that it will be able to reduce the Core operating cost base to an annual run rate below GBP450 million during the next financial year and thereby reduce its targeted breakeven level of sales to below GBP1.7 billion.



BASIS OF PREPARATION

The non-statutory and unaudited financial statements that accompany this Review have been prepared on a consistent basis with the Group's accounting policies as stated as at 31 March 2002. However, as these accounts are not statutory financial statements, the Group has not applied all of the requirements of the Companies Act 1985 or of accounting standards in relation to items of disclosure including, but not limited to retirement benefits, financial instruments and directors' emoluments. The last actuarial assessment of the Group's defined benefit pension scheme liabilities and valuation of pension assets was performed at 30 September 2002 and has not been updated for the quarter ended 31 December 2002. Consequently, no amounts have been recognised in the Statement of Total Recognised Gains and Losses for movements in the actuarial position of plan assets and plan liabilities.

Unless otherwise stated, references to "Group" in the trading section of this Financial Review refer to the Marconi Group including its share of joint ventures, but excluding its share of results of associates. The Group currently consists of Marconi plc and its subsidiaries, including Marconi Corporation plc. After completion of the proposed financial restructuring (see Financial Restructuring above), Marconi Corporation plc will replace Marconi plc as the parent company of the Group. The major profit and loss differences between the unaudited consolidated results of Marconi plc and Marconi Corporation plc for the third quarter ended 31 December 2002 were:


  - Marconi plc's share of the fees paid to advisers in connection with the restructuring which have been charged to operating exceptional items (GBP8 million); and

  - interest payable of GBP1 million on the bonds issued by Marconi Corporation plc held by Ancrane Limited, a subsidiary of Marconi plc that does not form part of the Marconi Corporation plc group;

The major balance sheet differences between the unaudited consolidated financial position of Marconi plc and Marconi Corporation plc as at 31 December 2002 were:


  - cash of GBP1 million held by Marconi plc; and

  - net balances of GBP660 million being Marconi Corporation plc bonds and other balances held by members of the Marconi plc group that are not members of the Marconi Corporation plc group with members of the Marconi Corporation plc group.

Throughout this Operational and Financial Review, the term:


  - "adjusted gross profit" refers to gross profit before an exceptional credit of GBP7 million (Q3 2002: GBP19 million exceptional charge) as disclosed in Note 5a;

  - "adjusted operating profit/(loss)" refers to operating profit/(loss) before exceptional charges of GBP54 million (Q3 2002: GBP94 million) as disclosed in Note 5a and goodwill amortisation of GBP28 million (Q3 2002:
    GBP46 million) as disclosed in note 4;

  - "adjusted operating cost run-rates" and "adjusted operating expenses" refer to operating cost run rates and operating expenses before exceptional charges of GBP60 million (Q3 2002: GBP75 million) as disclosed in note 5a and goodwill amortisation of GBP28 million (Q3 2002: GBP46 million) as disclosed in note 4;

  - "adjusted operating cash flows" refers to operating cash flows before exceptional cash outflows of GBP82 million (Q3 2002: GBP107 million) and after net capital expenditure of GBP3 million inflow (Q3 2002: GBP29 million inflow).



Going Concern

There is no guarantee that the negotiations relating to the Restructuring (discussed above) will reach a satisfactory conclusion. However, in the light of the information currently available to them, the Directors of Marconi plc and Marconi Corporation plc believe that the Group's bankers, bondholders and other creditors will support the Group in achieving an appropriate capital structure and that all the conditions for the Restructuring will be satisfied. On this basis, the Directors consider it appropriate to prepare the accounts on a going concern basis. Should the Group's bankers, bondholders and other creditors (or some of them) cease to support the Group before the completion of the Restructuring, or should all of the conditions for the Restructuring not be met, adjustments would be necessary to record additional liabilities and to write down assets to their recoverable amount. It is not practicable to quantify these possible adjustments.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

Marconi's non-statutory financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the U.K.. The preparation of these non-statutory financial statements requires the Group to make estimates, judgements, and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. Note 2 of the Notes to the accompanying non-statutory financial statements describes the significant accounting policies used in their preparation. The Directors base their estimates on historical experience and various other assumptions that they believe are reasonable under the circumstances, the results of which form the basis for making judgements about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The Group believes that the following are some of the more critical judgement areas in the application of its accounting policies that affect the Group's financial position and results of operations.

The development and selection of these critical accounting estimates has been discussed with the Audit Committee and the Audit Committee has reviewed the Group's disclosure relating to it in this Operational and Financial Review.

Revenue Recognition

Revenue is recognised when all of the following conditions are satisfied 1) there is persuasive evidence that an arrangement exists; 2) delivery has occurred or services have been rendered; 3) the fee is fixed or determinable; and 4) it is probable that the debtor will be converted into cash.

It is common for Marconi's sales agreements to cover the delivery of several products and/or services. These range from arrangements where a contract covers the delivery and installation of equipment to more complex arrangements, which also include training of customer personnel, sale of software and other support services. Revenue from contracts with multiple element arrangements, such as those including installation and commissioning services, is recognised as each element is earned based on objective evidence of the relative fair values of each element and when there are no undelivered elements that are essential to the functionality of the delivered elements.

Revenues and estimated profits on long-term contracts are recognised under the percentage-of-completion method of accounting using a cost-to-cost methodology. Significant judgement is required in determining progress toward completion and in estimating revenues and costs. Profit estimates are revised periodically based on changes in facts in the underlying contract. When estimates of total contract revenues and costs indicate a loss, a provision for the entire amount of the contract loss is recognised in the period in which the loss becomes foreseeable. Advance payments received from contracts are recorded as a liability unless there is a right of set-off against the value of work undertaken.

Impairment of Long-Lived Assets

The Group reviews the carrying value of other fixed assets and assets to be disposed of, including other intangible assets, whenever indicators of impairment exist. Indicators of impairment include (but are not limited to):


  - a significant adverse change in the extent or manner in which a long-lived asset or asset group is being used or in its physical condition;

  - a current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset or asset group; and

  - a current expectation that, more likely than not, a long-lived asset or asset group will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.

These tests for impairment require significant judgements in determining estimates of future cash flows and the resulting value in use of the relevant fixed asset. Estimations of the present value of future cash flows contain inherent uncertainty and include estimates of market size and market share information, growth rates, product demand and technological development, costs of labour and supplier purchases, working capital requirements, and discount rates to be applied to future cash flows.

If the carrying value of a fixed asset is considered impaired, an impairment charge is recorded for the amount by which the carrying value of the fixed asset exceeds the higher of its net realisable value or its value-in-use. In the three months ended 31 December 2002 and 2001, Marconi recorded impairment charges in relation to tangible fixed assets of GBP9 million and GBPnil million, respectively. In the year ended 31 March 2002, Marconi recorded an impairment charge relative to goodwill of GBP3,677 million. The Group believes that its estimates of future cash flows are reasonable; however, changes in such estimates could affect the determination of the net realisable value or its value-in-use of the relevant fixed asset.

Contingent Liabilities

Marconi is subject to legal proceedings and other claims arising in the ordinary course of business. Various claims and proceedings have been or may be instituted or asserted against Marconi relating to class shareholder actions and the conduct of its business, including those pertaining to patents, environmental, safety and health, employment and contract matters. The Group is required to assess the likelihood of any adverse judgements or outcomes to these matters, as well as potential ranges of probable losses. A determination of the amount of reserves required, if any, for these contingencies is based on a careful analysis of each individual issue with the assistance of outside legal counsel. Although the outcome of litigation cannot be predicted with certainty and some lawsuits, claims or proceedings may be disposed of unfavourably to Marconi, the Group believes that the ultimate outcome of these matters will not have a material adverse effect on the results of operations or financial position or cash-flows of Marconi, except as discussed in Note 21 to the non-statutory financial statements.

Pension and other Post-retirement Benefits

Pension and other post-retirement benefits costs and obligations are dependent on actuarial assumptions used in calculating such amounts. These assumptions include discount rates, health care cost trend rates, benefits earned, interest cost, expected return on plan assets, mortality rates, and other factors. While the Group believes that the assumptions used are appropriate, the assumptions used may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants. These differences may result in a significant impact on the amount of future pension or post retirement benefits expense and the resulting liability. Holding all other assumptions constant, a one-half percent increase or decrease in the discount rate would have increased or decreased the net loss for the three months ended 31 December 2002 by approximately GBP1 million. Likewise, a one-half percent increase or decrease in the expected return on plan assets would have increased or decreased pre-tax loss for the three months ended 31 December 2002 by GBP3 million.

In the three months ended 31 December 2002, the Group charged the profit and loss account with GBP6 million of service cost and GBP2 million of notional interest in respect of defined benefit schemes on the basis of the 30 September 2002 actuarial assessment. This will be updated during the final quarter of the year ending 31 March 2003, and any actuarial gains and losses arising on pension assets and liabilities in the balance sheet will be shown in the statement of total recognised gains and losses for the year ending 31 March 2003. The comparative period for the three months 31 December 2001 was based on actuarial and investment reviews carried out between 1 January 2002 and 31 March 2002.

Product Warranties

Provisions for estimated expenses related to product warranties are made at the time products are sold. These estimates are established using historical information on the nature, frequency, and average cost of warranty claims. The Group actively studies trends of warranty claims and takes action to improve equipment quality and minimise warranty claims. The Group believes that the warranty reserve is appropriate; however, actual claims incurred could differ from the original estimates, requiring adjustments to the reserve. If the Group were to experience an increase in warranty claims compared with its historical experience, or if costs of servicing warranty claims were greater than the expectations on which the accrual had been based, the Group's gross margins could be adversely affected.

REPORTING STRUCTURE

For financial reporting purposes, the Group divides its continuing operations into two segments: Core and Capital.

Core is further analysed by business-type: Network Equipment, comprising Optical Networks, Broadband Routing and Switching (BBRS), European Access, North American Access, Outside Plant & Power (OPP) and Other Network Equipment; and Network Services comprising Installation, Commissioning & Maintenance (IC&M) and Value-Added Services (VAS).

Capital comprises businesses which Marconi manages to create value and ultimately for disposal. During the third quarter ended 31 December 2002, Capital included the Group's Tetra and UMTS mobile activities, Marconi Online and other smaller joint ventures and investments. In the comparative period of the previous financial year, Capital also included Marconi Applied Technologies.

In addition, the Group has an economic interest of 71.6 per cent, but voting rights of only 49.6 per cent, in Easynet Group Plc (Easynet). This investment is managed through the Group's Capital division, but is accounted for as an associate in the Group's consolidated accounts.

None of the Group's businesses were reported as discontinued operations during the third quarter. Discontinued operations in the previous financial year included Strategic Communications as well as Medical, Commerce and Data Systems until the date of their respective disposals.

As part of the proposed Restructuring, it is intended that the Group will segment its business along geographic lines and report the equipment and services activities of BBRS, OPP and North American Access (US businesses) separately from the Group's businesses based in Europe and the Rest of the World, which comprise Optical Networks, European Access, Other Network Equipment and the rest of Network Services. As previously disclosed in Marconi's announcement of 29 August 2002, OPP and North American Access are being managed for value and with a view to disposal, the proceeds of which would be used to redeem in part the Junior Notes proposed as part of the Restructuring (or in the event of disposal prior to 1 May 2003, to reduce the amount of Junior Notes issued).



RESULTS OF OPERATIONS

GROUP REVIEW

Group Key Figures (including joint ventures)
in GBP million                                     3 months ended

                                                   31 December
                                                2002          2001
Sales                                            466         1,041
Adjusted Gross Profit                            102           241
Adjusted Operating Loss                         (51)         (109)
Goodwill Amortisation                           (28)          (46)
Operating Exceptionals                          (54)          (94)
Operating Loss                                 (133)         (249)
Non-Operating Exceptionals                      (10)           341
Associates                                      (11)          (11)
Loss before interest, finance income           (154)            81
and tax

Group Sales
in GBP million                                      3 months ended

                                                    31 December
                                                2002           2001
Core                                             456            632
Capital                                           12            116
Other                                            (2)              0
Continuing operations                            466            748
Discontinued operations                            0            293
Group                                            466          1,041


Group sales for the three months ended 31 December 2002 amounted to GBP466 million, representing a decrease of GBP575 million or 55 per cent to the corresponding three months of the previous year (Q3 2002: GBP1,041 million).

Sales from continuing operations amounted to GBP466 million, a decrease of GBP282 million or 38 per cent compared to the third quarter of the previous year. This decrease was mainly the result of continued reductions in capital expenditure in the global market for telecommunications equipment and services resulting in lower sales in the Group's Core business (see Core Business Review below). Sales in the Group's Capital business have been substantially reduced since the third quarter of the previous year as a result of business disposals, the major component of which was the disposal of the Group's 50 per cent stake in General Domestic Appliances. The GBP12 million sales in Capital during the period related to the Group's Mobile Tetra business and represented a GBP4 million increase compared to the third quarter of the previous year as a result of an increase in sales of Tetra products outside the domestic Italian market, particularly in APAC and CALA.

There were no sales from discontinued operations during the period. The GBP293 million of sales from discontinued operations for the three months ended 31 December 2001 related to disposed businesses, Strategic Communications, Data, Commerce and Medical Systems.

Group Adjusted Gross Profit (including joint ventures)

in GBP million                                     3 months ended

                                                    31 December
                                                2002          2001
Core                                             101           122
Capital                                            1            21
Continuing operations                            102           143
Discontinued operations                            -            98
Group                                            102           241

Adjusted gross profit at Group level amounted to GBP102 million, representing an adjusted gross margin of 21.9 per cent and was almost entirely attributable to the Group's Core business. The GBP139 million decrease compared to the third quarter of the previous year reflected mainly the loss of gross profit attributed to business disposals from discontinued operations (GBP98 million) and from Capital (GBP20 million). The GBP21 million reduction in the Core business related mainly to the lower sales volumes in Network Equipment described in the Core Business Review below.

Group Adjusted Operating Profit/(Loss) by Segment

in GBP million                                      3 months ended

                                                    31 December
                                                2002           2001
Core                                            (41)          (128)
Capital                                         (10)            (7)
Continuing operations                           (51)          (135)
Discontinued operations                            -             26
Group                                           (51)          (109)

Group adjusted operating loss was reduced by GBP58 million from a loss of GBP109 million in the third quarter of the previous year to a loss of GBP51 million in the reporting period. Operating cost savings achieved in the Core business described in the Core Business Review below were the main driver of the Group's improved operating performance and more than offset the absence of GBP26 million of adjusted operating profit recorded in the previous year relating to discontinued operations.



Core Business Review

Core Key Figures


in GBP million                                                   FY03                         FY02
                                                    Q1            Q2            Q3              Q3
Sales                                              510           482           456             632
Adjusted Gross Profit                               89            79           101             122
Adjusted Operating Loss                          (115)          (90)          (41)           (128)
Adjusted Operating Cash Flow after                (81)          (42)            66            (26)
capital expenditure

Core Sales by Geography
in GBP million                                                  FY03                         FY02
                                                   Q1            Q2            Q3              Q3
EMEA                                              285           285           287             363
US                                                153           142           127             167
APAC                                               47            45            29              61
CALA                                               25            10            13              41
Core                                              510           482           456             632


Core sales in the third quarter amounted to GBP456 million, a decline of GBP176 million or 28 per cent compared to the corresponding quarter of the previous year. Sales fell across all major geographic regions as a result of the significant reductions in capital expenditure by the majority of telecom operators world-wide. On a sequential basis, the quarter-on-quarter decline in sales was limited to GBP26 million or 5 per cent (Q2 2003: GBP482 million).

Core sales in EMEA fell by GBP76 million or 21 per cent to GBP287 million (Q3 2002: GBP363 million. GBP56 million representing almost three-quarters of this decline occurred in Optical Networks as telecom operators have concentrated their reduced capital expenditure on maximising utilisation in their existing networks to the detriment of new network build. A further GBP10 million of this decline occurred in BBRS mainly as a result of the expiry of a third party distributorship agreement in the United Kingdom during the current financial year. Sales of Network Services in EMEA increased as a result of the phasing of long-term service contracts particularly in the Middle East, UK and Germany.

Core sales in the US fell by GBP40 million or 24 per cent to GBP127 million (Q3 2002: GBP167 million). This was mainly a result of reduced sales of OPP equipment and services following substantial reductions in capital expenditure by US telecom operators. US sales of Optical Networks amounted to less then GBP1 million during the period (Q3 2002: GBP7 million) following the Group's decision to cease the development and manufacture of its SONET product range in April 2002.

In APAC, Core sales declined by GBP32 million or 52 per cent to GBP29 million (Q3 2002: GBP61 million). The main area of decline was Optical Networks and this was mainly a result of the lower level of sales recorded in China following the completion of large network build projects in the region in the previous financial year and delays to certain network build projects by a number of the Group's Chinese customers in the current financial year. Sales of Network Services were also down in the region mainly as a result of business disposals.

Core sales in CALA were down GBP28 million or 68 per cent to GBP13 million (Q3 2002: GBP41 million). Sales were down across all product and service activities as a result of the deterioration in economic conditions compared to the prior year period and the consequent reductions in capital expenditure by most of the major telecom operators in the region.

Core Sales by Product Area

in GBP million                                                FY03                         FY02
                                                 Q1            Q2            Q3             Q3
Optical Networks                                134           108            96            189
Broadband Routing and Switching                  38            35            32             40
European Access                                  59            69            69             85
North American Access                            25            23            23             24
Outside Plant & Power                            46            34            30             48
Other Network Equipment                          14            15            11             21
Network Equipment                               316           284           261            407
IC&M                                             97            89            93            122
VAS                                              97           109           102            103
Network Services                                194           198           195            225
Core                                            510           482           456            632



Sales of the group of activities defined as "US businesses" had sales of GBP125 million during the third quarter and are included in the Core sales reported above (Q3 2002: GBP171 million).

Network Equipment

Sales of Network Equipment amounted to GBP261 million, a decline of GBP146 million or 36 per cent compared to the previous year (Q3 2002: GBP407 million). Significant reductions in capital spending by the majority of telecommunications operators world-wide was the primary reason behind the lower level of sales across all major product areas. This trend was particularly marked in Optical Networks and Outside Plant and Power equipment. In some product areas, particularly European Access, the trend was further exacerbated by the impact of product line rationalisations undertaken in April 2002 as part of the Group's operational restructuring.

Optical Networks

Optical Networks sales declined by GBP93 million, or 49 per cent to GBP96 million (Q3 2002: GBP189 million). Sales were down in all major geographic regions.

Over half of the decline in sales arose in EMEA. In the United Kingdom, the drop in sales was caused by the substantial decline in demand from second tier operators, partially offset by slightly higher sales to BT. During the third quarter, Marconi has begun discussions with a number of second tier operators, who are now beginning to emerge from their own restructuring initiatives, with regard to their future network plans but this has not yet translated to firm sales. Sales to major German customers were lower than in the third quarter of the previous year as a result of lower capital spending amongst operators. Sales were also lower in Italy due to the phasing of the roll-out of Telecom Italia's DWDM network, where the third quarter of the previous year was a peak stage in the deployment of Marconi's PLT products.

In APAC, whilst sales into the Australian market increased as a result of SDH Series 3 sales to Telstra, sales in China were down partly due to the completion of DWDM sales to China Railcom for the North-West Ring project during the last financial year but also as a result of the difficult conditions in the Chinese market.

In CALA, third quarter capital spending by telecom operators remained at a very low level and this led to reduced Optical Networks sales volumes compared to the previous year.

Third quarter Optical Networks sales in the US were not material, following the Group's decision during the first quarter of the financial year to cease the development of its SONET products for the US market and the subsequent closure of its North American manufacturing plant.

During the third quarter, SDH accounted for 89 per cent of Optical Networks sales (Q3 2002: 91 per cent) and DWDM for 7 per cent (Q3 2002: 9 per cent). The balance related mainly to network management systems.

Broadband Routing and Switching (BBRS)

Sales of BBRS equipment decreased by GBP8 million or 20 per cent to GBP32 million (Q3 2002: GBP40 million). The expiry of a distributorship agreement in EMEA earlier in the current financial year, through which Marconi sold a third party's equipment into the UK market, was the main cause of this decline. Sales in the US remained stable compared to the third quarter of the previous year mainly as a result of the consistent seasonal pattern of spending by the US Federal Government, the largest single customer of Marconi's BBRS business.

European Access

European Access sales fell by GBP16 million or 19 per cent to GBP69 million (Q3 2002: GBP85 million). Reductions in capital spending by a number of European Access customers, particularly second-tier operators in the United Kingdom and Germany, as well as rationalisation of the Group's legacy product lines following a strategic review of the Access portfolio in April 2002 were the primary reasons behind this decline.

Sales of voice systems increased largely due to a software upgrade and the Group recorded higher sales of its Access Hub compared to the modest initial sales of this newly launched product platform in the third quarter of the previous year. These increases were more than offset by lower sales of fixed wireless access products mainly as a result of significant reductions in capital spending by a number of German mobile operators and lower sales of other legacy and discontinued products.

North American Access

At GBP23 million, North American Access sales remained relatively stable compared to the third quarter of the previous year fell (Q3 2002: GBP24 million). This was mainly the result of the continued deployment of equipment into BellSouth's access network.
Outside Plant & Power (OPP)

OPP equipment sales fell by GBP18 million or 38 per cent to GBP30 million (Q3 2002: GBP48 million. This was a result of the significant reductions in capital spending in the United States and CALA.

Other Network Equipment

Other Network Equipment declined by GBP10 million or 48 per cent to GBP11 million. While Interactive Systems recorded a modest increase in sales, this was more than offset by declining revenues from legacy businesses, particularly in EMEA.

Network Services

Sales of Network Services decreased by GBP30 million or 13 per cent to GBP195 million (Q3 2002: GBP225 million). This was driven by decline in sales of Installation, Commissioning and Maintenance activities, particularly in the US, while sales of Value Added Services remained stable.

Installation, Commissioning and Maintenance (IC&M)

IC&M sales fell by GBP29 million or 24 per cent to GBP93 million. Some 65 per cent of the decline arose in the US market and related to both OPP where sales of services fell in line with declines in equipment sales and to enterprise-specific service projects in the region as the Group continues to refocus activities on the service-provider market. IC&M sales in EMEA remained stable compared to the third quarter of the previous year mainly as a result of ongoing long-term support contracts which typically account for approximately 40 per cent of IC&M sales in the region and which provide a more constant revenue stream. In addition, the Group continues to benefit from new business opportunities such as long-term support, repair and maintenance contracts as a result of increased outsourcing of services by major European telecom operators. Major service contracts were won or renewed with BT, Ericsson, Netcologne and Belgacom during the quarter and these revenue streams were sufficient to offset lower levels of installation and commissioning activities associated with sales of Network Equipment.

Value-Added Services (VAS)

At GBP102 million, the Group recorded stable sales of Value-Added Services compared to the third quarter of the previous year (Q3 2002: GBP103 million).

Sales were down in Managed Services as a result of the Group's exit from its IT outsourcing activities completed during December 2002 and in the APAC region as a result of the sale of part of the Group's Hong Kong based legacy operations in October 2002. Sales of Wireless Services and BBRS-related services remained stable while sales of Integrated Systems increased compared to the third quarter of the previous year mainly as a result of the phasing of long-term service contracts in the UK, the Middle East and in Germany.

Core Sales Channels

Marconi sells its products and services through its direct sales force and also through indirect channels such as local partners or distribution partners such as Ericsson, Italtel, Nokia and Siemens. Sales through channel partners were significantly lower than the third quarter of the previous year as a result of the overall reduction in market volumes and particularly, in the case of sales through Ericsson and Nokia, as a result of the completion of 2G and 2.5G wireless network rollouts in the previous year and the ongoing delays to the deployment of 3G network rollouts.

Core Pricing

A high proportion of Core sales, particularly in Europe, are derived from existing frame contracts, which typically contain annual price reductions. The Group estimates that price erosion in Network Equipment under such contracts ranges up to 8 per cent on an annual basis. The Group aims to continue to match this price erosion with planned product cost savings to avoid erosion of gross margins. Network Services tends to be more resilient to price erosion. During the period, the Group has observed increased pricing pressure when competing for new business in certain territories (particularly in China) and in certain product areas (particularly Access and DWDM).

Key Core Customers

The Core business serves a strong customer base of predominantly incumbent operators and government agencies. The ten largest customers during the third quarter were BellSouth, BT, Ericsson, Metro City Carriers, Telecom Italia, Telkom South Africa, UK Government, US Federal Government, Verizon and Vodafone Group. In aggregate, these customers accounted for 46 per cent of third quarter Core sales (Q3 2002: ten largest customers 36 per cent). BT remains the Group's largest customer and accounted for 19 per cent of Core sales in the third quarter (Q3 2002: 13 per cent).

In EMEA, the five largest customers during the third quarter were BT, Telecom Italia, Telkom South Africa, the UK Government and Vodafone Group and in aggregate accounted for 49 per cent of Core sales in the region during the period (Q3 2002: top 5 EMEA customers accounted for 41 per cent).

In the US, the five largest customers during the third quarter were BellSouth, Qwest, SBC, the US Federal Government and Verizon and in aggregate accounted for 52 per cent of Core sales in the region during the period (Q3 2002: top 5 US customers accounted for 35 per cent). The increased concentration of sales resulted from the decline in the number of second tier operator and enterprise customers compared to the third quarter of the previous year.

Core Cost of Sales

Core cost of sales in the third  quarter  amounted  to GBP355  million (Q3 2002:
GBP510 million). Of this, approximately 57 per cent related to Network Equipment (Q3 2002: 64 per cent) and 43 per cent to Network Services (Q3 2002: 36 per cent).

In Network Equipment, approximately 75 per cent are material costs, around one-third of which relates to outsourced printed circuit board (PCB) assemblies. The remaining 25 per cent relates to in-house labour and overhead and includes functions and costs such as planning, supplier management, supply chain management, logistics, engineering, quality control, final assembly and test, property costs, asset depreciation, system maintenance and warranty costs.

The decrease in cost of sales in Network Equipment is due to substantial cost savings achieved in both the European supply chain and in the Group's US manufacturing operations. In Europe, material, labour and overhead costs have been significantly reduced year on year and additional savings achieved through asset disposal, site rationalisation and warehouse closures. In the US, three factories have been closed during the current financial year and other plants rationalised in line with the reduced level of sales volumes.

In Network Services, over 60 per cent of cost of sales relates to the cost of in-house labour. The balance relates to the cost of sub-contract labour, materials and other overheads. The reduced costs compared to the previous year relate mainly to headcount reductions.

Core Gross Profit / Margin

The Group continued to make good progress in its initiatives to improve gross margins during the period. Third quarter Core adjusted gross profit before exceptional items amounted to GBP101 million, or 22.1 per cent of sales.

The decrease in adjusted gross profit compared to the previous year (Q3 2002:
GBP122 million) related mainly to the reduced volume of Network Equipment sales, and particularly the lower level of sales in Optical Networks. This was partially offset by cost savings achieved in the Group's European supply chain during the period as a result of further rationalisation and benefits of improved procurement. These savings were the main contributing factor to the increase in adjusted gross margin as a percentage of sales compared to the previous year (Q3 2002: 19.3 per cent of sales).

On a sequential basis, excluding the impact of GBP25 million of additional stock provisions charged to cost of sales in the second quarter, adjusted gross profit in the Core remained relatively stable despite the 5 per cent sequential sales decline (Q2 2003: adjusted gross profit GBP104 million reduced to GBP79 million after additional stock provisions). This was achieved through cost savings realised during the period in both Network Equipment and Network Services. These savings were the main drivers of the sequential improvement in adjusted gross margin as a percentage of sales in the quarter (Q2 2003: 21.6 per cent of sales before the impact of additional stock provisions of GBP25 million). They accounted for a 3 percentage point increase in adjusted Core gross margin, which was partially offset by a less favourable business mix (0.5 percentage point decrease) and one-off items relating to contract completions (2 percentage point decrease).

Core Operating Expenses

During the third quarter, operating cost reduction remained a key focus of the Group's strategy.

Core adjusted operating expenses totalled GBP142 million or 31 per cent of Core sales during the period, a reduction of GBP108 million or 43 per cent compared to the third quarter of the previous year (GBP250 million; 40 per cent of Core sales). Significant savings were achieved across all main categories of operating expenditure.

By 31 December 2002, the Group had reached an annualised adjusted operating cost run-rate in the Core business of approximately GBP550 million, reduced from GBP1.1 billion at the end of September 2001 and GBP635 million at the end of September 2002.

Core Operating Expenses - Research & Development (R&D)

Core R&D expenditure (before exceptional items) amounted to approximately GBP64 million, a 12 per cent reduction compared to the previous quarter (Q2 2003:
GBP73 million), and a 44 per cent reduction compared to the third quarter of the previous financial year (GBP115 million). Cost savings achieved during the quarter related mainly to headcount reductions and reduced facility costs as well as reduced spend on development materials and a reduced level of depreciation following exceptional asset write-downs relating to development models in prior periods.

Optical Networks accounted for approximately 40 per cent of the total Core R&D spend during the third quarter (Q3 2002: approximately 36 per cent). Around half of this spend was focused on SDH and in particular the release into customer trials of Marconi's new high-capacity SDH platform (MSH2K, MSH64c) and the development of further enhancements to the data-handling capability of the Group's next generation low-capacity SDH platform, the SMA Series 4. Marconi also continued to invest in DWDM, targeting feature enhancements across the Group's existing platforms for Core and Metro applications and further upgrades to the Group's network management software.

R&D spend across the Group's Access portfolio, in Europe and North America combined, accounted for a further 23 per cent of total Core R&D (Q3 2002: approximately 32 per cent). The Group has further cut spend on legacy products in North America and Europe to focus on R&D programmes relating to Fixed Wireless Access products, the Access Hub and the recently launched Softswitch.

BBRS accounted for 21 per cent of Core R&D in the quarter (Q3 2002: approximately 17 per cent). Over 50 per cent of this spend was focused on the further development of the Group's multi-service core switch-router, the BXR 48000. Other ongoing initiatives include further enhancements to the Group's ASX1000 and ASX4000 product ranges and the Group's ViPr project, a virtual presence desk-top networking terminal which uses Marconi's ATM-based multi-service broadband switch-routing platforms as transport infrastructure.

The remaining 16 per cent of R&D spend in the period related mainly to OPP, wireless software and Other Network Equipment.

Core Operating Expenses - Sales & Marketing

Core Sales & Marketing expenditure (before exceptional items) amounted to GBP59 million, a 2 per cent reduction compared to the previous quarter (Q2 2003: GBP60 million), and a 45 per cent reduction compared to the third quarter of the previous financial year (GBP107 million). Cost savings during the quarter have been achieved mainly through further headcount reductions, a reduced level of discretionary marketing spend and the closure of overseas sales offices.

Core Operating Expenses - General & Administrative (G&A)

G&A expenses (before goodwill amortisation and exceptional items) in the Core amounted to GBP22 million, a 27 per cent reduction compared to the previous quarter (Q2 2003: GBP30 million), and a 45 per cent reduction compared to the third quarter of the previous financial year (GBP40 million). Cost savings during the quarter have been achieved mainly through further headcount reductions, site rationalisation (including the relocation of the Group's UK head office) and reduced spend on professional fees incurred in the normal course of business. Professional fees relating to the Group's financial restructuring are classified as exceptional costs.

Core Operating Expenses - Other

Other Core operating income amounted to approximately GBP3 million and related mainly to income from properties and royalties as well as a net favourable foreign exchange translation gain. (Q2 2003: GBP6 million operating expense; Q3 2002: GBP12 million operating income).

Core Adjusted Operating Loss
in GBP million                                                FY03                         FY02
                                                  Q1            Q2            Q3             Q3
Network Equipment                               (96)          (83)          (49)           (80)
Network Services                                 (2)             7            20           (32)
Other*                                          (17)          (14)          (12)           (16)
Core                                           (115)          (90)          (41)          (128)

* Other relates mainly to Head Office and other central costs

The Group significantly reduced the adjusted operating loss in its Core business to GBP41 million during the third quarter, compared to an adjusted operating loss of GBP90 million in the previous quarter and an adjusted operating loss of GBP128 million in the third quarter of the previous year.

This substantial improvement was driven by a combination of increased gross margin and reduced operating expenditure resulting from the Group's ongoing operational cost saving initiatives described above.

Network Equipment

The adjusted operating loss in Network Equipment amounted to GBP49 million, an improvement of GBP34 million or 41 per cent compared to an adjusted operating loss of GBP83 million in the previous quarter and an improvement of GBP31 million or 39 per cent compared to an adjusted operating loss of GBP80 million in the third quarter of the previous year. Substantial cost reductions achieved in the Group's supply chain and manufacturing operations in Europe and the US as well as in all areas of operating expenditure were the main driver of this improvement and more than offset the reductions in sales volumes across Network Equipment.

Network Services

Network Services recorded a marked increase in adjusted operating profit from GBP7 million in the second quarter of the financial year to GBP20 million during the period despite the stable sequential sales profile. This represented a significant increased compared to the third quarter of the previous year when Network Services recorded an adjusted operating loss of GBP32 million. Improved resource utilisation and other ongoing cost reduction initiatives were the main drivers behind this enhanced performance. The most marked progress was recorded in IC&M as a result of increased efficiency and an improved ratio of in-house to sub-contracted labour, giving rise to greater flexibility in the work-force.

OTHER FINANCIAL ITEMS

Exceptional Items

Operating Exceptionals

For the three months to 31 December 2002, exceptional items charged to Group operating loss (including joint ventures) totalled GBP54 million. Of this amount GBP7 million was credited to restructuring costs classified within cost of sales and GBP61 million was charged to administrative expenses.

The GBP7 million exceptional income arose as a consequence of the Group's manufacturing outsourcing arrangements whereby Marconi was able to release stock provisions where the corresponding components, previously provided for by Marconi, had been utilised by the Group's outsourcing partner.

The GBP61 million charge, related mainly to exceptional restructuring and reorganisation costs, comprising costs associated with the Group's operational restructuring including headcount reductions (GBP32 million), site rationalisation (GBP5 million) and fixed asset impairments (GBP11 million) as well as costs associated with the Group's financial restructuring (GBP20 million). These charges were partially offset by a GBP7 million exceptional gain due to lapses of share options granted to vendors of past acquisitions (MSI and Mariposa).

In addition, the Group recorded its share of associates' operating exceptional charges, which amounted to GBP3 million during the quarter.

During the three months to 31 December 2001, exceptional items charged to Group operating loss (including joint ventures) totalled GBP94 million and related wholly to the Group's operational restructuring.

Non-Operating Exceptionals

For the three months to 31 December 2002, non-operating exceptional charges amounted to GBP10 million, which related mainly to the disposals of the Group's legacy operations in South Africa and wireless operations in APAC as well as to the write down of fixed asset investments.

During the three months to 31 December 2001, non-operating exceptional income amounted to GBP341 million and related mainly to gains on disposals of subsidiaries and other fixed assets including Medical Systems, properties and the Group's stakes in Sietel and Lottomattica as well as the mark to market of some of the Group's other investments, namely Lagardere (since disposed) and Easynet.

Interest and Finance Income

In the three months to 31 December 2002, the Group's net interest charge to the Profit and Loss Account was GBP51 million (Q3 2002: GBP66 million).

The charge during the period mainly comprised interest paid and accrued on the Group's bond and bank debt (GBP60 million). These charges were partially offset by interest received on the Group's cash balance and in relation to the tax repayment received during the period (GBP4 million).

Finance income amounted to GBP7 million.

Taxation

The tax charge during the period was GBPnil (Q3 2002: GBPnil).

Goodwill Amortisation

The Group incurred a charge of GBP28 million for goodwill amortisation for the three months to 31 December 2002 compared to a charge of GBP46 million in the corresponding period of the previous year. This significant reduction was a result of the reduced carrying value of goodwill on the Group's balance sheet following the exceptional goodwill impairment charges in the year ended 31 March 2002 and the disposal of businesses and related goodwill.

Associates

The charge of GBP11 million for the three months ended 31 December 2002 represents the Group's share of operating losses and exceptional items of Easynet plc as well as the amortisation of related goodwill. The charge in the three months ended 31 December 2001 was GBP11 million.

Earnings per Share

Basic and diluted loss per share, which reflects goodwill amortisation and exceptional items, was 7.1 pence (Q3 2002: earnings of 2.7 pence).

The loss per share excluding goodwill amortisation and exceptional items was 3.6 pence compared to earnings per share of 4.4 pence in the third quarter of the previous year.

Dividend

In the light of the Group's ongoing financial restructuring, the Board has decided not to propose the payment of a dividend for the year ending 31 March 2003. Furthermore, after the Restructuring, Marconi Corporation will be restricted from paying dividends under the terms of the indentures governing the New Notes. Accordingly Marconi Corporation does not expect to pay a dividend in the foreseeable future.

FINANCIAL CONDITION

Balance Sheet

Net Assets/Liabilities

As at 31 December 2002, net liabilities before net retirement benefit deficits stood at GBP2,285 million compared to GBP2,104 million at 30 September 2002. The GBP181 million increase in net liabilities was due to the loss incurred during the period partially offset by favourable foreign exchange translation movements.

Fixed Assets

The GBP638 million of goodwill on the balance sheet at 31 December 2002 relates mainly to the acquisitions of GPT and Reltec and businesses acquired from Nokia and Bosch. The decrease of GBP34 million from GBP672 million at 30 September 2002 related mainly to the amortisation charge during the period (GBP28 million) and foreign exchange translation movements.

Tangible assets decreased by GBP49 million from GBP329 million at 30 September 2002 to GBP280 million at 31 December 2002. This was mainly due to depreciation (GBP28 million), fixed asset disposals (GBP19 million) and fixed asset impairments as a result of the downsizing and restructuring of the Core business (GBP9 million). The fixed asset disposals related mainly to the disposal of the Group's legacy South African operations and various properties in EMEA and APAC. Capital expenditure during the period was restricted to items essential to support the business.

Investments decreased by GBP15 million from GBP121 million at 30 September 2002 to GBP106 million at 31 December 2002. This was mainly due to the Group's share of the losses of joint ventures and associates and the write down of one of the Group's other investments in Australia, offset by an increase in the value of the Group's investment in Bookham Technology plc which was marked to market at the end of the reporting period.

Working Capital

The Group made particularly strong progress in its initiatives to improve working capital management during the period.

At Group level, net stock and contracts in progress reduced by approximately GBP51 million to GBP305 million. This was driven primarily by reductions in the Core where net stock and contracts in progress fell by GBP47 million. These reductions were achieved mainly through improved control and alignment of inventory in-feed with forecast sales demand, improvements in inventory management practices and the continued rationalisation of stock locations. The increase in Core net stock turns from 5.1 in September 2002 to 6.3 in December 2002 reflected this improved utilisation and management of inventory.

Group net debtors decreased by approximately GBP115 million to GBP747 million. In the Core, net debtors decreased by approximately GBP116 million to GBP726 million. GBP76 million of the decrease in the Core related to net trade debtors partly as a result of the reduced trading volumes during the period and partly as a result of the Group's continued focus on the management of debtor collection and overdue debts. Net Core trade debtor days decreased from 107 in September 2002 to 100 in December 2002, reflecting the Group's continued focus on cash collections, particularly in Northern Europe and Middle East and in businesses in Network Services. Other debtors and prepayments in the Core decreased by GBP39 million to GBP151 million mainly as a result of the release and unwind of advances and prepayments.

Trade, other creditors and accruals fell from GBP1,142 million at 30 September 2002 to GBP1,090 million at 31 December 2002, a reduction of GBP52 million.
Trade creditors in the Core were reduced by GBP37 million to GBP225 million. Core trade creditor days remained stable at approximately 54 days. Other Creditors, accruals and prepayments on contracts in the Core reduced by GBP63 million to GBP442 million. This was mainly due to a lower level of contract and payroll-related accruals as a result of the reduced size of the Core business as well as to the settlement of a legal dispute in the field of IT.

Provisions

Provisions for liabilities and charges stood at GBP452 million at 31 December 2002, a net reduction of GBP4 million compared to GBP456 million at 30 September 2002.

Share option provisions amounted to GBP167 million (September 2002: GBP176 million). The net reduction of GBP9 million in share option provisions occurred mainly as a result of the accrued interest on one of the Group's ESOP derivative contracts to new loan agreements and the lapse of options relating to previous acquisitions (namely Mariposa and MSI).

Restructuring provisions amounted to GBP79 million (September 2002: GBP69 million). The Group continues to implement its operational restructuring plans and recorded a total exceptional charge of GBP51 million in the period (including costs arising and settled in the period and a charge to provisions of GBP25 million). Existing restructuring provisions utilised (GBP13 million) and released (GBP3 million) were partially offset by the creation of new provisions, leading to the GBP10 million net increase in restructuring provisions during the quarter.

The balance included provisions for warranty and contract losses, industrial injury claims, supplier obligations, provisions related to previous disposals and deferred tax provisions.

LIQUIDITY AND CAPITAL RESOURCES

Net Debt

Group net debt amounted to GBP2,819 million at 31 December 2002 compared to GBP2,846 million at 30 September 2002.

The decrease of GBP27 million achieved during the third quarter resulted from the Group's total cash inflow before use of liquid resources and financing of GBP29 million. A favourable foreign exchange translation gain of GBP28 million was offset by a GBP30 million non-cash reduction in net debt relating to the termination of interest rate and equity swap arrangements converted to new loan agreements during the period.

The following table sets forth the composition of the Group's net debt at 31 December 2002 and 30 September 2002:
                                                31.12.02          30.09.02
Euro and US$ Bond Debt                            1,699             1,695
Syndicate Bank Debt1                              2,114             2,117
Bilateral and Other Bank Debt                        91               105
Gross Financial Indebtedness                     3,904             3,917
Cash2                                            1,085             1,071
Net Financial Indebtedness                       2,819             2,846


 1. including GBP30 million relating to the termination of interest swap and equity derivative arrangements during the quarter and GBP54 million relating to the conversion of interest swap arrangements to new loan agreements during the first half.

    At 31 December 2002, the Group had a total restricted cash balance, defined as cash pledged or advanced as collateral, of GBP868 million. Of this, GBP701 million reflected the cash in the secured accounts described above, GBP107 million reflected cash collateral placed against bonding facilities; GBP17 million reflected cash in the Group's captive insurance company and GBP16 million reflected cash deposited against secured loans in Italy. In addition, GBP27 million has been placed in an escrow account pending determination of certain claims of the Group's ESOP derivative providers in respect of certain previously disposed companies (see "Share Price Risk" for further information).

 2. Of the Group's GBP217 million unrestricted cash held outside of the secured accounts as at 31 December 2002, GBP110 million was a combination of cash in transit and global working capital balances held at subsidiary level or within the Group's joint ventures with the remaining GBP107 million held in money market deposits in the Group's Treasury centres.

The Group has not taken into account the impact of its proposed Restructuring when reporting its financial indebtedness position.

Cash Flow for the Three Months Ended 31 December 2002

The Group generated a net cash inflow of GBP29 million before use of liquid resources and financing during the third quarter. This was driven by a net cash inflow from operating activities before capital expenditure and exceptional items of GBP72 million partially offset by net exceptional and non-operating cash outflows of GBP43 million.

During the third quarter, the Group benefited from the receipt of a tax repayment and the lower level of net interest paid in the context of the financial restructuring (see Returns on Investments and Servicing of Finance below), which partially offset the exceptional cash costs relating to the Group's ongoing operating and financial restructuring processes.

Operating Cash Flow

The Group operating loss before exceptional items of GBP77 million offset by depreciation and amortisation of GBP56 million and an GBP93 million reduction in working capital led to the Group's operating cash inflow of GBP72 million during the period. After a GBP3 million inflow from net capital expenditure (including proceeds of fixed asset disposals), the Group adjusted operating cash inflow was GBP75 million.

This was a marked improvement on the adjusted operating cash outflows recorded during the previous quarters of the year (Q1 2003: GBP99 million; Q2 2003: GBP68 million) and was driven mainly by the reduced operating losses and improved working capital contributions, particularly in the Core business where adjusted operating cash flow improved from an outflow of GBP81 million and GBP43 million in the first and second quarters respectively to an inflow of GBP66 million in the third quarter. The overall reduction in working capital during the third quarter was largely driven by cash collections from debtors relating to sales in prior periods when trading volumes were higher than current levels as well as the utilisation of inventory, partially offset by a reduction in creditors.

Capital Expenditure and Financial Investment

Gross capital expenditure amounted to GBP7 million during the period and related primarily to the Core business (GBP6 million). Marconi has maintained capital expenditure well below the level of depreciation, which amounted to GBP28 million, of which GBP26 million related to the Core. Core capital expenditure is generally focused on development models, test equipment, sales demonstration equipment and R&D laboratory equipment. During the third quarter, almost GBP4 million of Core capital expenditure was incurred in Optical Networks and BBRS while a further GBP1 million was spent in North American Access in relation to the purchase of assets from Jabil as part of the transfer of one of the US facilities to a lower cost location.

The disposal of property and other tangible fixed assets contributed a GBP9 million cash inflow during the period.

Returns on Investments and Servicing of Finance

Net interest paid during the period amounted to GBP11 million, comprising interest paid of GBP18 million relating mainly to the payment of interest accrued on the Group's syndicate bank and bond debt, partially offset by interest received on the Group's cash balance and in relation to the receipt of a tax repayment during the quarter (GBP7 million).

As part of the proposed restructuring, GBP435 million is to be distributed to the relevant scheme creditors, of which GBP95 million represents the payment of due and accrued interest already made on Marconi Corporation plc's financial debt. Of this GBP95 million, GBP78 million was paid during the first half of the financial year and GBP17 million was paid during the third quarter. The Group continues to accrue interest on Marconi Corporation plc's financial debt and this is reflected in the Group's Profit and Loss account but no further cash payments have been made in this respect since the payment of interest accrued as at 15 October 2002. As disclosed in the Group's Financial Restructuring announcement dated 18 March 2003, in common with Marconi Corporation's and Marconi plc's approach to other scheme claims, pending the outcome of the schemes of arrangement, neither Marconi Corporation nor Marconi plc intends to make payment in respect of its obligations under its syndicate bank or bond debt due during March 2003, in full or in part. Accrued but unpaid interest of Marconi Corporation and Marconi plc at the record date for the schemes of arrangement will form part of the scheme claims.

Exceptional Cash Flows

The Group incurred operating exceptional cash costs of GBP82 million during the third quarter. Over half of this amount related to the direct cash cost of severance payments and site rationalisation and closures in the context of the Group's operational restructuring and reorganisation. The balance relates mainly to the payment of fees and expenses to advisors in the context of the Group's financial restructuring and to cash costs associated with the Group's manufacturing outsourcing programme.

Cash Flows from Acquisitions and Disposals

Net proceeds from acquisitions and disposals led to a cash inflow of approximately GBP2 million during the third quarter. This related mainly to the disposal of the Group's legacy South African operations.

Tax

The Group received a net tax repayment of approximately GBP45 million during the third quarter relating to the repayment of advanced corporation tax in the United Kingdom on foreign income dividends from previous years.

Syndicate Bank and Bond Debt

At 31 December 2002, drawings under the Group's remaining syndicated facility amounted to an equivalent of GBP2,033 million, comprising of actual drawings of GBP650 million and US$2,226 million.

At 31 December 2002, Marconi had yankee bond debt outstanding with principal US$1,539 million (GBP956 million) and euro bond debt outstanding with principal EUR1,175 million (GBP766 million).

Customer Financing Commitments

Marconi, like its competitors, continues to experience demand for financing from its customers. However, this demand has decreased significantly due to market conditions and the Group's focus on its core base of incumbent carrier customers. When the Group has supported customer financing requests, it has significantly limited its own risk by: i) leveraging funds from third party financiers' having strategic interests aligned with the Group, and ii) developing innovative commercial alternatives that do not involve long-term cash investments from Marconi. Through these actions, the Group has satisfactorily accommodated most customer financing requests and will not require Group cash resources to fund these activities in the foreseeable future.

As at 31 December 2002, the Group had vendor finance commitments of approximately GBP46 million of which GBP39 million had been drawn. The reduction compared to commitments of GBP68 million at 30 September 2002 was primarily due to the resolution of two of the Group's outstanding positions.

In addition, the Group uses export credit agencies to assist in managing political and credit risks on major contracts and makes extensive use of export credit insurance in respect of small to medium-sized contracts.

Some customers in the telecommunications market require that bank bonds or surety bonds (those issued by insurance companies) are provided to guarantee performance of the supplier. Marconi Group companies had GBP213 million of such bonds outstanding as at 31 December 2002 with both banks and insurance companies world-wide (30 September 2002: GBP221 million). Some of these bonds are covered by counter-indemnities from Marconi Corporation plc and others have counter-indemnities from other Group companies. The Group's bonding is normally provided on an uncommitted basis. As a consequence of the Group's ongoing financial restructuring, all new bonds currently have to be fully cash collateralised. Since February 2002, Marconi Bonding Limited (a special purpose vehicle used for this purpose) has procured the issue of approximately GBP107 million of performance bonding (on a fully cash collateralised basis) on behalf of other Group companies.

A maturity profile of all bonds and guarantees outstanding at 31 December 2002 is set out below:

Year ending 31 March,                      31.12.02         30.09.02

in GBP million
2003 or earlier                                  29               48
2004                                             37               31
2005                                             16               13
2006                                             60               49
2007                                             35               27
Thereafter                                        8                6
No expiry date                                   28               47
Total                                           213              221

A number of the Group's performance bond arrangements carry rights for the issuer to call for cash collateral, either unconditionally or upon the occurrence of certain events. Marconi estimates that as at 31 December 2002, performance bonds with a face value of approximately GBP70 million have varying conditional or unconditional rights to call for cash collateral.

Bonds will frequently run beyond the contracted maturity dates indicated in the table above. In addition, there are a number of bonds with no expiry date. These may be cancelled by the beneficiaries when the guaranteed works are completed.

RISK MANAGEMENT

The main risks faced by the Group in the financial markets are liquidity risk, interest rate risk, foreign exchange risk and share price risk.

Liquidity Risk

Marconi has funded its liquidity requirements mainly through a combination of internally generated funds, bank borrowings, debt issues in the capital markets and the disposal of non-core businesses. The Group is currently unable to arrange any new lending facility or to raise new funds through the issuance of debt or equity securities. Consequently, Marconi has little or no ability to obtain new external funding and does not expect to have such ability unless and until the proposed Restructuring is complete.

As previously disclosed, the majority of the Group's cash resources are currently held in secured accounts which are subject to interim security arrangements in favour of the Group's Syndicate Banks and bondholders (including the bond trustees) and also to one ESOP derivative provider who has committed to support the proposed Restructuring. The secured accounts were created at the end of April 2002 in accordance with the previously disclosed lock box arrangements entered into in favour of the Group's Syndicate Banks and bondholders. The interim security arrangements contemplated by the Heads of Terms were implemented on 13 September 2002 and were amended on 13 December 2002. As at 13 September 2002, the balance of the secured accounts was approximately GBP866 million. At 31 December 2002, the balance of the secured cash amounted to GBP701 million. The Group is dependent on amounts available to it from the secured amounts in order to meet its short-term liquidity needs. The interim security arrangements described above are not affected by the ESOP settlement referred to below.

Prior to the release of interim security and so long as an enforcement event does not occur, monthly releases from the secured accounts are approved in accordance with an agreed cash flow schedule, subject to specified maximum amounts. This agreed cash flow schedule is consistent with the Group's expectations as to its liquidity needs for the relevant period. The schedule, covering the period to the end of June 2003 is expected to be approved by the Group's Syndicate Banks and the ad hoc committee of bondholders in connection with the request for an extension of the timetable for the Restructuring referred to below.

The interim security is subject to various enforcement events, some of which are tied to the prospectus of successfully completing the Restructuring in accordance with the non-binding indicative heads of terms (and within the agreed timetable, which is currently 15 March 2003). The occurrence of an enforcement event would entitle the requisite majority of creditors to block withdrawals from the secured accounts and/or enforce the interim security. As at the present date a request has been made to the Group's Syndicate Banks and ad hoc committee of bondholders for an extension of the timetable for completion of the Restructuring (to 19 May 2003) and the Marconi plc and Marconi Corporation plc boards are confident that this extension will be granted.

Interest Rate Risk

It has in the past been Group policy to maintain at least 50% of debt at fixed rates of interest. The term structure of interest rates was managed in observance of this policy using derivative financial instruments such as interest rate swaps. However, due to the Restructuring process described above, this has been superceded by the requirement to manage immediate liquidity, which involved the cancellation all outstanding interest-related derivatives positions. Consequently, in the nine months to 31 December 2002, all the Group's out-of-the-money interest rate swap arrangements were converted to new loan agreements. At 31 December 2002, 44 per cent of the Group's interest-bearing borrowings were at fixed rates after taking account of interest rate swaps. Of this total, 24 per cent were at fixed dollar rates of interest and 20 per cent were at fixed euro rates of interest.

In the three months ended 31 December 2002, the average interest rate received on cash and liquid investments was approximately 2.25 per cent per annum, and 100 per cent of deposits were at floating rates. The largest proportion of investments was in US dollar deposits - the Group held an average of approximately $770 million in US dollar deposits, earning an average interest rate of approximately 1.5 per cent per annum. These US dollar deposits match in part the US dollar borrowings referred to under Syndicate Bank and Bond Debt above.

Foreign Exchange risk

The Group conducts a significant portion of its business activities outside the United Kingdom in currencies other than sterling. The Group's principal exchange rate exposures relate to U.S. dollar/pounds sterling and euro/pounds sterling exchange rates for both transactional and translation related exposures. As a matter of general policy, the Group enters into foreign currency forward exchange contracts in the ordinary course of business to protect itself from adverse currency rate fluctuations on firm contracts where cash receipts or payments are in a foreign currency different from that of the Marconi business which is contracting with customers or suppliers. These contracts are executed with creditworthy banks. Marconi has little or no ability to enter into such contracts at present and does not expect to have such ability unless and until the proposed Restructuring is complete.

The Group also has overseas subsidiaries that incur losses / earn profits and whose net liabilities or net assets are denominated in foreign currencies. It is not the Group's policy to use derivatives to hedge exposures arising from the translation of these overseas losses/profits and net liabilities/assets into pounds sterling. However, approximately 82 per cent of gross borrowings were denominated in foreign currencies in order to form a hedge for investments in currencies other than sterling. Of these, 62 per cent, denominated in U.S. dollars, formed a hedge for the Group's investment in the United States, and 20 per cent, denominated in euro, formed a hedge for the Group's investment in the euro zone.

If the pound had strengthened such that the average exchange rates used in the translation of the Group's overseas earnings changed by 10 per cent, our reported loss from continuing operations would have been reduced by 7.1 per cent, in the nine months ended 31 December 2002.

Share price risk

The Group has, in the past, issued share options to its employees under a number of different option plans, collectively known as the Employee Share Option Plans ("ESOP"). Under these plans, options may be satisfied by way of a transfer of existing Marconi ordinary shares acquired in the market by an employee trust or other vehicle, or, under some of the plans only, by an issue of new Marconi shares.

As previously disclosed, during the first half of calendar year 2000, in order to hedge part of the potential cost of the plans estimated at that time, the Marconi Employee Trust entered into contracts with three banks (the "ESOP derivative providers") to purchase a total of 40 million shares in the future at prices which were fixed at the date of contract, of which as at 6 December 2002,
38.5 million remained outstanding. The equity derivative with UBS which related to 10 million shares was consensually closed out on 6 December 2002. The Group's maximum exposure under the equity derivative contracts (including the closed out UBS equity derivative) is GBP337 million, plus accrued finance charges. This level of exposure had accrued as at 31 December 2002. For every 10 per cent movement in the share price, the change in the fair value of the ongoing contracts is immaterial. One of the equity derivative contracts requires (and, before its termination, the UBS equity derivative required) the Marconi Employee Trust to deposit cash collateral with the respective derivative providers if the share price falls to certain levels stipulated in the contracts. Marconi Corporation plc has, in the past, funded the provision of this collateral. Prior to the close out of the UBS equity derivative (and as at 31 December 2002), GBP214 million of collateral, the maximum amount of collateral payable under these contracts, had been paid. No further collateral will become due.

Due to the substantial deterioration in the Group's share price, only limited amounts of options with zero exercise price have been or are likely to be exercised.

The uncollateralised exposure under the ESOP derivative contracts (including the closed out UBS equity derivative) as at 31 December 2002 is comprised of principal of GBP123 million, together with accrued finance charges of GBP46 million.

As previously announced, up to GBP145 million (not including the previously announced GBP25 million Strategic Communications escrow which benefited all of the ESOP derivative providers) was to be set aside into escrow, on the effective date of the Marconi Corporation Scheme, pending determination of potential liabilities of Group companies to participating ESOP derivative providers (those who had undertaken to support the Restructuring) in relation to the ESOP derivative transactions. Only Barclays Bank plc ("Barclays") elected to participate in these arrangements and on 13 September 2002, Barclays, Marconi plc and Marconi Corporation plc entered into a restructuring undertaking agreement under which Barclays undertook, subject to certain termination events, to vote in favour of the Restructuring.

On 13 December 2002, a definitive agreement setting out the terms of that proposed escrow arrangement was entered into between, inter alia, Marconi plc, Marconi Corporation plc and Barclays. The terms of this escrow which would have applied on the effective date of the Restructuring have now been superseded somewhat by the ESOP settlement agreement referred to below.

Marconi plc and Marconi Corporation plc have reached agreement with the Group's ESOP derivative providers for a settlement of their ESOP derivative related claims against the Group (subject to obtaining any requisite creditor consents). Under the terms of the settlement, which is conditional upon the Marconi Corporation scheme of arrangement becoming effective, Marconi Corporation plc will pay a total of GBP35 million (the "Settlement Amount") to the ESOP derivative providers in full and final settlement of their ESOP related claims against the Group.

The Settlement Amount will be paid from the fund of up to GBP170 million (including the Strategic Communications escrow) which was to have been set aside by Marconi Corporation plc, as part of the Restructuring, pending resolution of potential liabilities of Group companies to participating ESOP derivative providers in relation to the ESOP derivative transactions. The settlement has made available approximately GBP135 million in cash which will now form part of the GBP340 million initial cash distribution referred to above (in return for a GBP123 million reduction in the face value of the Junior Notes to be issued as part of the Restructuring i.e. equivalent to redemption at 110 per cent of face value). Without the ESOP settlement, the GBP135 million sum would not have formed part of the initial cash distribution.



Insurance Risk Management

Marconi manages centrally the purchase of global insurance policies in respect of major insurable risks, including property (material damage/business interruption), directors' and officers and public and products liability. The use of global policies and centrally appointed brokers allows the Group to improve internal control and optimise the overall level of retained risk. Risk management and insurance expenditure are concentrated on those insurable risks which are considered potentially catastrophic to the Group as a whole. The Group continues to work with its insurers and advisers to improve its loss prevention and mitigation processes. Insurance market conditions are currently very challenging and premium rates have increased substantially. However, the Group benefits from good relationships with its major insurers.

Marconi plc

Consolidated Profit and Loss Account unaudited
                                                                                     3 Months to 31   3 Months to 31
                                                                                      December 2002    December 2001
                                                                                Note      GBP million        GBP million
Turnover

Continuing operations                                                              4            466              669
Discontinued operations                                                            4              -              293
                                                                                            ________________________
Group                                                                              4            466              962
Share of joint ventures                                                                           -               79
                                                                                            ________________________
                                                                                   3            466            1,041
Operating loss                                                                              ________________________
Group operating loss
         Excluding goodwill amortisation and exceptional items                                 (49)            (116)
         Goodwill amortisation                                                                 (28)             (46)
         Operating exceptional items                                              5a           (53)             (94)
                                                                                            ________________________
                                                                                   4          (130)            (256)
         Continuing operations                                                              ________________________
                                                                                              (130)            (264)
         Discontinued operations                                                                  -                8
                                                                                            ________________________
                                                                                   4          (130)            (256)

Share of operating (loss)/profit of joint ventures
         Excluding goodwill amortisation and exceptional items                                  (2)                7
         Operating exceptional items                                              5a            (1)                -
                                                                                            ________________________
                                                                                                (3)                7
                                                                                            ________________________
                                                                                              (133)            (249)
____________________________________________________________________________________________________________________
Group and joint venture operating loss before goodwill amortisation and     3                  (51)            (109)
exceptional items
____________________________________________________________________________________________________________________
Share of operating loss of associates
         Excluding goodwill amortisation and exceptional items                                  (6)              (9)
         Goodwill amortisation                                                                  (2)              (2)
         Goodwill impairment                                                                      -                -
         Operating exceptional items                                              5a            (3)                -
                                                                                            ________________________
                                                                                               (11)             (11)
                                                                                            ________________________

Operating loss                                                                     3          (144)            (260)
Non-operating exceptional items
         (Loss)/gain on disposal of discontinued operations                       5b            (1)              151
         (Loss)/gain on disposal of fixed assets and investments
         in continuing operations                                                 5b            (9)              190
                                                                                            ________________________
                                                                                               (10)              341
                                                                                            ________________________

                                                                                              (154)               81
Net interest payable                                                               6           (51)             (66)

Net finance income                                                                                7               61

(Loss)/profit on ordinary activities before taxation
         Excluding goodwill amortisation and exceptional items                                (101)            (123)
         Goodwill amortisation and exceptional items                                           (97)              199
                                                                                            ________________________
                                                                                   3          (198)               76
Tax credit/(charge) on (loss)/profit on ordinary activities
         Excluding tax on goodwill amortisation and exceptional items                             -                -
         Tax on goodwill amortisation and exceptional items                                       -                -
                                                                                            ________________________
                                                                                                  -                -
(Loss)/profit on ordinary activities after taxation                                           (198)               76
Equity minority interests                                                                         -              (1)
(Loss)/profit on ordinary activities attributable to the equity shareholders and
retained (loss)/profit for the financial year                                                 (198)               75

Basic and diluted (loss)/earnings per share                                        8         (7.1p)             2.7p
Loss per share excluding goodwill amortisation and exceptional items               8         (3.6p)           (4.4p)



                                                                                           31 December      30 September
                                                                                                  2002              2002
                                                                                  Note       GBP million         GBP million
Fixed Assets
Goodwill                                                                             9             638               672
Tangible assets                                                                     10             280               329
Investments:                                                                        11
       Joint ventures
       Share of gross assets                                                                        45                48
       Share of gross liabilities                                                                 (13)              (13)
                                                                                                ________________________
                                                                                                    32                35
       Associates                                                                                   57                69
       Other investments                                                                            17                17
                                                                                                ________________________
                                                                                                   106               121
                                                                                                ________________________
                                                                                                 1,024             1,122
                                                                                                ________________________
Current Assets
Stocks and contracts in progress                                                    12             305               356
Debtors : amounts falling due within one year                                       13             695               803
Debtors : amounts falling due after more than one year                              13              52                59
Cash at bank and in hand                                                            14           1,085             1,071
                                                                                                ________________________
                                                                                                 2,137             2,289

Creditors: amounts falling due within one year                                      15         (3,253)           (3,316)
________________________________________________________________________________________________________________________
Net current liabilities                                                                        (1,116)           (1,027)
________________________________________________________________________________________________________________________

Total assets less current liabilities                                                             (92)                95
Creditors: amounts falling due after more than one year                             15         (1,741)           (1,743)
Provisions for liabilities and charges                                              17           (452)             (456)
                                                                                                ________________________
Net liabilities before retirement benefit surpluses and deficits                               (2,285)           (2,104)
                                                                                                ________________________
Retirement benefit scheme surpluses                                                                  -                 -
Retirement benefit scheme deficits                                                               (441)             (439)
                                                                                                ________________________
Net liabilities after retirement benefit surpluses and deficits                                (2,726)           (2,543)
                                                                                                ________________________

Capital and reserves
Called up share capital                                                                            140               140
Shares to be issued                                                                                 31                40
Share premium account                                                                              500               500
Capital reserve                                                                                    375               375
Profit and loss account                                                                        (3,775)           (3,607)
                                                                                                ________________________
Equity shareholders' interests                                                                 (2,729)           (2,552)
Equity minority interests                                                                            3                 9
                                                                                                ________________________
                                                                                               (2,726)           (2,543)
                                                                                                ________________________



Marconi plc

Consolidated Statement of Total Recognised Gains and Losses unaudited


                                                                                                  3 Months to 31
                                                                                                   December 2002
                                                                                                       GBP million
Loss on ordinary activities attributable to the shareholders
    Group                                                                                                  (184)
    Share of joint ventures                                                                                  (3)
    Share of associates                                                                                     (11)
                                                                                                    ____________
                                                                                                           (198)

Exchange differences on translation                                                                           30

                                                                                                    ____________
Total recognised gains and losses                                                                          (168)
                                                                                                    ____________

Reconciliation of Movements in Equity Shareholders' Interests unaudited

                                                                                                  3 Months to 31
                                                                                                   December 2002
                                                                                                       GBP million
Total recognised gains and losses                                                                          (168)
Release of reserve in respect of shares to be issued                                                         (9)
                                                                                                    ____________
Total movement in the period                                                                               (177)
                                                                                                    ____________

Equity shareholders' interests at 1 October                                                              (2,552)
                                                                                                    ____________
Equity shareholders' interests at the end of period                                                      (2,729)
________________________________________________________________________________________________________________



Marconi plc

Consolidated Cash Flow Statement unaudited

                                                                                       3 Months to 31    3 Months to 31
                                                                                         December 2002     December 2001
                                                                                  Note       GBP million         GBP million
Net cash inflow from operating activities before exceptional items                 19a              72                23
Exceptional cash flows from operating activities                                    5c            (82)             (107)
                                                                                                ________________________
Net cash outflow from operating activities after exceptional items -                              (10)              (61)
continuing operations
Net cash outflow from operating activities after exceptional items -                                 -              (23)
discontinued operations
                                                                                                ________________________
Net cash outflow from operating activities after exceptional items                                (10)              (84)

Dividends from joint ventures and associates                                                         -                 1
Returns on investments and servicing of finance                                    19b            (11)              (51)
Tax received/(paid)                                                                19c              45              (10)
Capital expenditure and financial investment                                       19d               3                96
Acquisitions and disposals                                                         19e               2               812

                                                                                                ________________________
Cash inflow before use of liquid resources and financing                                            29               764
Net cash (outflow)/inflow from management of liquid resources                      19f            (23)                42
Net cash outflow from financing - changes in debt and lease financing              19g             (9)             (107)
                                                                                                ________________________
(Decrease)/increase in cash and net bank balances repayable on demand                              (3)               699
                                                                                                ________________________




Marconi plc

Reconciliation of Net Cash Flow to Movements in Net Monetary Debt unaudited

                                                                                        3 Months to 31    3 Months to 31
                                                                                         December 2002     December 2001
                                                                                  Note       GBP million         GBP million
(Decrease)/increase in cash and net bank balances repayable on demand                              (3)               699
Net cash outflow/(inflow) from management of liquid resources                                       23              (42)
Net cash outflow from decrease in debt and lease financing                                           9               107
                                                                                                ________________________
Change in net monetary debt resulting from cash flows                                               29               764
Net debt disposed with subsidiaries                                                                  -                 1
Other non-cash changes                                                                            (30)                 -
Effect of foreign exchange rate changes                                                             28                 7
                                                                                                ________________________
Movement in net monetary debt in the period                                                         27               772
Net monetary debt at 1 October                                                      20         (2,846)           (4,282)
                                                                                                ________________________
Net monetary debt at the end of the period                                          20         (2,819)           (3,510)

______________________________________________________________________________


Notes

1 Fundamental uncertainty in respect of the application of the going concern basis

Marconi Corporation plc ("Corp") owes approximately GBP2.1 billion under a syndicated credit facility (the "Bank Facility") which is due for repayment on 25 March 2003. Borrowings under the facility are repayable on demand and no further funds may be drawn under its terms. The Group also has in issue Eurobonds and Yankee Bonds (the "Bonds") with a face value of approximately GBP1.7 billion. Marconi plc ("plc") guarantees Corp's debt obligations under the Bonds and the Bank Facility. As at 31 December 2002, net debt of the Group stood at approximately GBP2.8 billion.

On 29 August 2002, plc announced that non-binding indicative Heads of Terms, which set out the principles for the financial restructuring of plc and Corp (the "Restructuring"), had been concluded with the co-ordination committee of syndicate banks and an informal ad hoc committee of Bondholders. On 16 December 2002 plc announced that modifications to the non-binding indicative Heads of Terms had been concluded. The non-binding indicative Heads of Terms envisage that the creditors of plc and Corp, other than certain excluded creditors, will be subject to schemes of arrangement ("Schemes") under which creditor claims will be compromised in consideration for cash, new equity and new debt securities of Corp. As part of the restructuring Corp will become the listed parent for the Group and, following completion of its Scheme, it is currently anticipated that plc will be dissolved. The Restructuring will leave existing plc shareholders with 0.5% of the equity in Corp.

On 17 March 2003, documentation for the proposed Schemes was filed with the High Court of England and Wales, initiating the final steps towards implementation of the Restructuring.

The non-binding indicative Heads of Terms envisage a new capital structure for the Group that is appropriate to the latest business plan developed by the Group. The implementation of this capital structure involves, among other things, the payment of GBP340 million of cash (in addition to GBP95 million accrued interest on Corp's financial debt, paid in September and October 2002), the issue of new equity and the issue of new notes with a face value, using 31 December 2002 exchange rates, of approximately GBP753 million by Corp to Scheme creditors through the operation of the Schemes.

As part of the arrangements to implement the Restructuring, the majority of the Group's cash resources are currently held in secured accounts which are subject to interim security arrangements in favour of the Group's syndicate banks and Bondholders (including the Bond trustees, but excluding Ancrane, a subsidiary of plc which holds Bonds) and also to one of the Group's ESOP derivative providers (who committed to support the proposed Restructuring within the required time period). At 31 December 2002, the balance of this secured cash amounted to GBP701 million. The Group is dependent on amounts available to it from the secured amounts in order to meet its short-term liquidity needs.

Prior to the release of interim security and so long as an enforcement event does not occur, monthly releases from the secured accounts are approved in accordance with an agreed cash flow schedule, subject to specified maximum amounts. This agreed cash flow schedule is consistent with the Group's expectations as to its liquidity needs for the relevant period. The current agreed cash flow schedule covers the period to the end of March 2003. A revised schedule, covering the period to the end of June 2003 is expected to be approved by the Group's syndicate banks and the ad hoc committee of Bondholders in connection with the request for an extension of the timetable for the Restructuring referred to below.

When the Heads of Terms were announced on 29 August 2002, the Group indicated that the Restructuring was scheduled to be completed by 31 January 2003 (the "Effective Date"). This date was extended to 15 March 2003 in December 2002. As a result of the complexity of the Restructuring the Effective Date of the Schemes is now expected to be on or around 19 May 2003. The change to the timing of the Restructuring introduces risks associated with certain financial debt falling due in March 2003. In particular, as noted above, the Bank Facility is due for repayment on 25 March 2003 and interest payments were due on the Yankee Bonds on 17 March 2003 and are due on the Eurobonds on 31 March 2003. Failure to repay the Bank Facility, either on demand or on 25 March 2003, will give rise to direct rights on the part of individual syndicate banks to bring actions for recovery of the debt owing to them and, in addition, after the expiry of a five business day grace period, result in a cross default under the Bonds. In common with the Group's approach to other Scheme claims, pending the outcome of the Schemes, the Group does not intend to make payment in respect of such obligations, in full or in part.

The fact of the aforementioned payments falling due represents a risk to the Restructuring, due to consequential legal action which syndicate banks or Bondholders who are not supportive of the Restructuring process could take against Corp or plc. However, the Directors are of the view that, given the timing associated with any such legal action as well as the likely attitude of the English and New York Courts to a creditor seeking to frustrate the Restructuring (which is intended to be for the benefit of all Scheme creditors), these risks should be manageable.

The interim security is subject to various enforcement events, some of which are tied to the prospects of successfully completing the restructuring in accordance with the non-binding indicative Heads of Terms (and within the agreed timetable, which is currently, as mentioned above, 15 March 2003). The occurrence of an enforcement event entitles the requisite majority of creditors to block withdrawals from the secured accounts and/or enforce the interim security. At the present date, following the delays to the timing of the Restructuring described above, an unwaived enforcement event is continuing, although no enforcement action has been taken. Corp's request for a waiver of this enforcement event is due to be considered by the Group's syndicate banks on 19 March 2003 and by the ad hoc committee of Bondholders prior to posting of the Scheme document to Scheme creditors. The Directors are confident that a waiver will be granted.

The Restructuring of plc is dependent on approval of the Corp and plc Schemes. Approval of these Schemes will be dependent on, amongst other things, securing the necessary level of support of the syndicate banks, Bondholders and other creditors whose claims will be compromised, in the relevant creditors' meetings to be held as part of the Scheme process, as well as the approval of the English court and the granting of a permanent restraining order by the U.S. Bankruptcy Court.

Letters of current intention to support the Restructuring and to vote for the plc and Corp Schemes were obtained from the joint lead coordinators of the Group's syndicate banks and from each of the members of the ad hoc Bondholder committee in December 2002. Neither plc nor Corp has received any notice of any changes to this intention.

In the light of the information currently available to them, the Directors believe that the Group's bankers, Bondholders and other creditors will support the Restructuring and that all the conditions for the Restructuring will be satisfied. On this basis, the Directors consider it appropriate to prepare the accounts on the going concern basis. Should the Group's syndicate banks, Bondholders and other creditors cease to support the Group before the completion of the Restructuring, or should all of the conditions for the Restructuring not be met, there would be no realistic alternative for plc and Corp but to commence insolvency proceedings and the going concern basis of preparation would no longer be applicable; adjustments would be necessary to record additional liabilities and to write down assets to their recoverable amount. It is not practicable to quantify these possible adjustments.



2 Accounting policies

The more important Marconi Group accounting policies are summarised below to facilitate the interpretation of the non-statutory financial statements

As disclosed in the 2002 Annual Report and Accounts, the Group accounts for pension costs and retirement benefits in accordance with FRS 17. This requires an annual actuarial assessment of the defined benefit pension schemes, which is carried out by the Group's independent actuarial advisers. The Group carried out a further actuarial assessment for the six month period ended 30 September 2002.

Accounting convention

The non-statutory financial statements are prepared under the historical cost convention, as modified by the valuation of listed current and fixed asset investments.

Basis of consolidation

The non-statutory financial statements consolidate the accounts of Marconi plc and all of its subsidiary undertakings (Group companies or subsidiaries). All inter-company balances and transactions have been eliminated upon consolidation.

All Group companies' results and cashflows have been prepared for the three months ended 31 December 2002 and 31 December 2001 with consolidated group balance sheets at 31 December 2002 and 30 September 2002. Consequently, comparative information has not been provided for the consolidated statement of recognised gains and losses and reconciliation of movements in equity shareholders' interests.

Turnover

Turnover, excluding VAT, comprises sales to outside customers, and the Group's percentage interest in sales by their joint ventures. The Group records transactions as sales when the delivery of products or performance of services takes place in accordance with the terms of sale. Turnover on long term contracts is calculated as a proportion of the total contract value based on the ratio of costs incurred to date compared with the total expected costs for that contract.

Currency translation

Transactions denominated in foreign currencies are translated into the functional currency at the rates ruling at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are retranslated at the rates ruling at that date. These translation differences are dealt with in the profit and loss account with the exception of certain gains and losses arising under hedging transactions as described below.

Profits and losses of overseas subsidiaries, joint ventures and associates and cash flows of overseas subsidiaries are translated at the average rates of exchange during the period. Non-sterling net assets are translated at period end rates of exchange. Key rates used are as follows:





                             Average rates                                   Period-end rates
                  31 December    30 September     31 December      31 December   30 September    31 December
                         2002            2002            2001             2002           2002           2001

US dollar              1.5389          1.5204          1.4359           1.6098         1.5726         1.4554
Euro                   1.5739          1.5813          1.6239           1.5342         1.5913         1.6346




The differences arising from the restatement of profits and losses and the retranslation of the opening net assets/(liabilities) to period end rates are taken to reserves.

Acquisitions and disposals

On the acquisition of a business, including an interest in an associated undertaking, fair values are attributed to the group's share of separable net assets. Where the cost of acquisition exceeds the fair values attributable to such net assets, the difference is treated as purchased goodwill and capitalised in the balance sheet in the year of acquisition.

The profit or loss on the disposal or closure of a previously acquired business includes the attributable amount of any purchased goodwill relating to that business not previously charged to the profit and loss account.

The results and cashflows relating to a business are included in the consolidated profit and loss account and the consolidated cashflow statement from the date of acquisition or up to the date of disposal.

Financial instruments

The Group uses financial instruments, including interest rate swaps, currency swaps and other derivatives, solely for the purposes of raising finance for its operations and managing interest and currency risk associated with the Group's underlying business activities. There is no trading activity in financial instruments.

Forward foreign exchange contracts

Forward foreign exchange contracts generally exhibit a high correlation to the hedged items and are designated and considered effective as hedges of the underlying assets, liabilities and firm commitments. Gains and losses on forward foreign exchange contracts which are designated as hedges of assets, liabilities and firm commitments of the group are recognised in the profit and loss account or as adjustments to carrying amounts when the hedged transactions occurs.

Hedges of the net investment in overseas subsidiaries

The Group's policy has been to finance its activities in the same currencies as those used for its foreign investments in order to hedge foreign currency exposure of net investments in foreign operations. This policy is implemented either by financing in the related currency or using derivatives, such as currency swaps, which provide a synthetic effect of a foreign currency loan, thereby reducing the exchange risk.

Exchange gains or losses arising on the hedging borrowings and on the notional principal of currency swaps during their life and at termination or maturity, together with the tax thereon, are dealt with as a movement in reserves, to the extent they offset losses or gains on the hedged investment.

In respect of hedges of net investments, the Group enters into tax equalisation swaps, the gains and losses of which are recognised through the statement of total recognised gains and losses (in accordance with the underlying transaction and the tax thereon) with any forward premium or discount recognised over the life of the contract in the profit and loss account.

Equity forward contracts

Marconi has established three trusts for the purchase of shares and share-related instruments for the benefit of employees - the Marconi Employee Trust (MET), the GEC Employee Share Trust and the GEC Special Purpose Trust. These trusts are consolidated in the financial statements of the Group.

The MET has entered into contracts (the Equity Forward Contracts) to hedge the potential cost of the Group's share plans. On or before maturity of the Equity Forward Contracts, the MET may either take delivery of Marconi plc shares at the contracted purchase price (including accrued interest) or may cash settle the contracts for a net amount based on the difference between the Marconi plc share price and the contract purchase price (including accrued interest). The obligation to settle the contracts including accrued interest is classified as a provision within the Group's balance sheet. This liability is calculated by taking the shares under contract and applying the difference between Marconi plc's share price and the contract purchase price per share, adjusted for brokerage costs, on a contract-by-contract basis.

No cash is exchanged until the maturity of the contract (or earlier upon either option exercises by employees or cash settlement of the contracts at the MET's option) unless collateral is required. Where the MET has provided collateral this has been offset against the provision in the consolidated balance sheet.

Interest costs on the equity notional are calculated as LIBOR plus a margin, represented by basis points, less dividends and are accrued on a monthly basis, with a debit to interest and a credit to provisions.

Interest rate risk exposure

The Group hedges its exposure to movements in interest rates associated with its borrowing primarily by means of interest rate swaps and forward rate agreements. Payments and receipts under interest rate swap agreements specifically designated for hedging purposes are recorded in the profit and loss account on an accruals basis.

Gains and losses arising on termination of hedging instruments where the underlying exposure remains are recognised in the profit and loss account over the remaining life of the underlying exposure.

Tangible fixed assets

Property, plant, machinery, fixtures, fittings, tools and equipment are recorded at cost and depreciated on a straight-line basis over their estimated useful lives from the time they are brought into use. Freehold land does not bear depreciation where the original cost of purchase was separately identified. Provision is made for any impairment.

Tangible fixed assets are depreciated using the following rates:


Freehold buildings                          - 2 per cent to 4 per cent per annum
Leasehold property                          - over the period of the lease or 50
                                              years for long leases
Plant and machinery                         - 10 per cent per annum on average
Fixtures, fittings, tools and equipment     - 10 per cent per annum

Leased assets

Assets held under finance lease and other similar contracts, which confer rights and obligations similar to those attached to owned asset, are capitalised as tangible fixed assets and are depreciated over the shorter of the lease terms and their useful lives. The capital elements of future lease obligations are recorded as liabilities, while the interest elements are charged to the profit and loss account over the period of the leases to produce a constant rate of charge on the balance of the capital repayments outstanding. Hire purchase transactions are dealt with similarly except that assets are depreciated over their useful lives.

Rentals under operating leases are charged on a straight-line basis over the lease term, even if the payments are not made on such a basis.

Goodwill

Purchased goodwill is capitalised and amortised on a straight-line basis over its estimated useful economic life. Each acquisition is separately evaluated for the purposes of determining the useful economic life, up to a maximum of 20 years. The useful economic lives are reviewed annually and revised if necessary. Provision is made for any impairment.

Research and development

Expenditure incurred in the period is charged against profit unless specifically chargeable to and receivable from customers under agreed contract terms.

Stock

Stock is stated at the lower of cost and net realisable value. Provision is made for obsolete, slow-moving or defective items where appropriate.

Contracts in progress

Profit on long-term contracts in progress is taken when a sale is recorded on part-delivery of products or part-performance of services, provided that the outcome of the contract can be assessed with reasonable certainty. Amounts recoverable on long-term contracts, which are included in debtors, are stated at the net sales value of the work done less amounts received as progress payments on account. Excess progress payments are included in creditors as payments received in advance. Cumulative costs incurred net of amounts transferred to cost of sales, less provision for contingencies and anticipated future losses on contracts, are included as long-term contract balances in stock.

Warranties

Provisions for estimated expenses related to product warranties are made at the time products are sold. These estimates are established using historical information on the nature, frequency, and average cost of warranty claims.

Taxation

Taxation on profit on ordinary activities is that which has been paid or becomes payable in respect of the profits for the year. Deferred taxation is provided in full on timing differences that result in an obligation at the balance sheet date to pay more tax, or a right to pay less tax, at a future date, at rates expected to apply when they crystallise based on current tax rates and law. Timing differences arise from the inclusion of items of income or expenditure in taxation computations in periods different from those in which they are included in the financial statements. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recovered. Deferred tax assets and liabilities are not discounted.

Investments

Joint ventures comprise long-term investments where control is shared under a contractual arrangement. The sector analysis of turnover, profit and net assets includes the Group's share of the results and net assets of joint ventures.

Associates consist of long-term investments in which the Group holds a participating interest and over which it exercises significant influence. Investments in joint ventures and associates are stated at the amount of the Group's share of net assets including goodwill at 31 December 2002 derived from audited or management accounts made up to that date, other than Easynet Group Plc whose results for the six months to 31 December 2002 have been prorated to provide a three months movement. Loss before taxation includes the Group's share of joint ventures and associates.

Other unlisted fixed asset investments are stated at cost less provision for impairment in value. Listed fixed asset investments are stated at market value. Current asset investments are stated at the lower of cost and net realisable value except dated listed securities which are stated at market value.

Investments in Marconi plc's shares, held within the GEC Employee Share Trust and the Marconi Employee Trust, are included on the Group balance sheet at cost, less provision for impairment.

Pensions and other post retirement benefits

The operating cost of providing pensions and other post retirement benefits, as calculated periodically by independent actuaries, is charged to the Group's operating profit or loss in the period that those benefits are earned by employees. The financial return expected on the schemes' assets is recognised in the period in which they arise as part of finance income and the effect of the unwinding of the discounted value of the schemes liabilities is treated as part of finance costs. The changes in value of the schemes' assets and liabilities are reported as actuarial gains or losses as they arise in the consolidated statement of total recognised gains and losses. The pension schemes' surpluses, to the extent they are considered recoverable, or deficits are recognised in full and presented in the balance sheet net of any related deferred tax.

In the three months ended 31 December 2002 the Group has charged the profit and loss account with GBP6 million of service cost and GBP2 million of notional interest in respect of defined benefit schemes on the basis of the 30 September 2002 actuarial assessment. This will be updated during the final quarter of the year ending 31 March 2003, and any actuarial gains and losses arising on pension assets and liabilities in the balance sheet will be shown in the statement of total recognised gains and losses for the year ending 31 March 2003.

Share options

The costs of awarding shares under employee share plans are charged to the profit and loss account over the period to which the performance criteria relate. When share options granted lapse, any associated costs that were treated as cost of acquisition are credited to either goodwill, or to the profit and loss account if there is no remaining goodwill.

Finance costs

Finance costs of debt are recognised in the profit and loss account over the term of such instruments at a constant rate on the carrying amount.

Debt

Debt is initially stated at the amount of the net proceeds after deduction of issue costs. The carrying amount is increased by the finance cost in respect of the accounting period and reduced by payments made in the period.

Liquid resources

Liquid resources comprise term deposits with an original maturity of generally less than one year and other readily disposable current asset investments.



3 Principal activities, (loss)/profit contributions, markets and net assets/ (liabilities) employed

Analysis of results and net assets/(liabilities) by class of business




                                          (Loss)/profit               Turnover                      Net assets/
                                                                                                   (liabilities)
                                     3 Months to  3 Months to     3 Months to 3 Months to       31 December   30 September
                                     31 December  31 December     31 December 31 December              2002           2002
                                            2002         2001         2002        2001
                                     GBP million    GBP million    GBP million   GBP million    GBP million    GBP million


Network equipment                           (49)         (80)          261         407 )             359            451
Network services                              20         (32)          195         225 )
Other (including intra-activity             (12)         (16)          (2)           -                 3             11
sales)
                                            ___________________________________________________________________________
                                            (41)        (128)          454         632               362            462
Capital                                     (10)          (7)           12         116              (33)           (19)
                                            ___________________________________________________________________________
Continuing operations                       (51)        (135)          466         748               329            443
Discontinued operations                        -           26            -         293                 -              -
                                            ___________________________________________________________________________
                                            (51)        (109)          466       1,041               329            443
Goodwill and goodwill amortisation          (28)         (46)        _________________               638            672
Operating exceptional items (note           (54)         (94)
5a)
                                            _________________
                                           (133)        (249)
Associates                                  (11)         (11)                                         57             69
                                            _________________
Operating loss                             (144)        (260)
Non-operating exceptional items             (10)          341
(note 5b)
Net interest payable and interest
bearing
assets and liabilities                      (51)         (66)                                    (2,807)        (2,838)
Net finance income                             7           61
Unallocated net liabilities                                                                        (943)          (889)
                                            _________________                                        __________________
                                           (198)           76                                    (2,726)        (2,543)
                                            _________________                                        __________________



The Group has divided its business into two segments: Core and Capital.

The Group's Core businesses are the provision of optical networks, broadband routing and switching and broadband access technologies and associated installation, maintenance and other value-added services. Their customer base includes telecommunications companies, providers of Internet services for their public networks, and to certain large corporations, government departments and agencies, utilities and educational institutions for their private networks. Core activities are divided into Network equipment, Network services and Other.

Capital comprises the businesses the Group manages for value and ultimately for disposal. The Marconi share of joint ventures' (loss)/profit, turnover and net assets are included under Capital.

Goodwill arising on acquisitions is amortised over a period not exceeding 20 years. Separate components of goodwill are identified and amortised over the appropriate useful economic life. The remaining goodwill on the balance sheet will be amortised over an average period of approximately 7 years.

Comparative figures have been restated to reflect the changes in the Group structure during the period since 31 December 2001. The net assets of Network equipment and Network services cannot be separately identified as the same assets are, generally, used to generate sales in each of these segments. The results of these segments are separately reportable.

Sales by Group companies to joint ventures and associates in the three months amounted to GBP6 million (31 December 2001 GBP40 million). Purchases from joint ventures and associates amounted to GBPnil (31 December 2001 GBP14 million).

Assets and liabilities arising out of the Retirement Benefit Plan are treated as unallocated net liabilities.

It is not practical to disclose goodwill amortisation on a segmental basis as any allocation would be arbitrary.

Analysis of turnover by class of business




                                                 To customers in the United Kingdom        To customers overseas

                                                    3 Months to 31   3 Months to 31      3 Months to 31   3 Months to 31
                                                     December 2002    December 2001       December 2002    December 2001
                                                       GBP million      GBP million         GBP million      GBP million
Network equipment                                               63               80                 198              327
Network services                                                61              141                 134               84
Other (including intra-activity sales)                           -                -                 (2)                -
                                                             ___________________________________________________________
                                                               124              221                 330              411
Capital                                                          -               71                  12               45
                                                             ___________________________________________________________
Continuing operations                                          124              292                 342              456
Discontinued operations                                          -               31                   -              262
                                                             ___________________________________________________________
                                                               124              323                 342              718
                                                             ___________________________________________________________

Analysis of turnover by territory of destination
                                                                                         3 Months to 31   3 Months to 31
                                                                                          December 2002    December 2001
                                                                                            GBP million      GBP million
United Kingdom                                                                                      124              323
The Americas                                                                                        137              323
Rest of Europe                                                                                      137              305
Africa, Asia and Australasia                                                                         68               90
                                                                                              __________________________
                                                                                                    466            1,041
                                                                                              __________________________




3 Principal activities, (loss)/profit contributions, markets and net assets/
(liabilities) employed continued

Analysis of Core segment turnover by product grouping
                                                                          3 Months to 31 December         3 Months to 31
                                                                                             2002          December 2001
                                                                                      GBP million            GBP million
Optical networks                                                                               96                    189
Broadband switching                                                                            32                     40
European access                                                                                69                     85
Outside plant & power                                                                          30                     48
North American access                                                                          23                     24
Other network equipment                                                                        11                     21
Network equipment                                                                             261                    407
                                                                                     ___________________________________
Installation, commissioning and maintenance                                                    93                    122
Value-added services                                                                          102                    103
                                                                                     ___________________________________
Network services                                                                              195                    225
Other (including intra-activity sales)                                                        (2)                      -
Capital (including joint ventures of GBPnil (2001 GBP79 million))                              12                    116
                                                                                     ___________________________________
Continuing operations                                                                         466                    748
Discontinued operations                                                                         -                    293
                                                                                     ___________________________________
                                                                                              466                  1,041
                                                                                     ___________________________________




Analysis of operating loss before goodwill amortisation and exceptional items, turnover and net assets by territory of origin

                                      Loss                          Turnover                Net assets/(liabilities)
                         3 Months to 31   3 Months to 31  3 Months to 31  3 Months to 31    31 December     30 September
                          December 2002    December 2001   December 2002   December 2001           2002             2002
                            GBP million      GBP million     GBP million     GBP million    GBP million      GBP million

United Kingdom                     (11)             (17)             178             339            408              435
The Americas                        (2)             (31)             139             338             54               60
Rest of Europe                     (34)             (56)             115             274          (129)             (75)
Africa, Asia and                    (4)              (5)              34              90            (4)               23
Australasia
                                   _____________________________________________________________________________________
                                   (51)            (109)             466           1,041            329              443
                                   _____________________________________________________________________________________


4 Operating (loss)/profit (excluding joint ventures)

Group
                                                                                 3 Months to 31 December 2002
                                                                            Continuing     Exceptional             Total
                                                                                                 items
                                                                           GBP million     GBP million         GBP million
Turnover                                                                           466               -               466
Cost of sales                                                                    (364)               7             (357)
                                                                                 _______________________________________
Gross profit                                                                       102               7               109
Selling and distribution expenses                                                 (61)               -              (61)
                                                                                 _______________________________________
Administrative expenses - other                                                   (22)            (60)              (82)
Research and development                                                          (71)               -              (71)
Goodwill amortisation                                                             (28)               -              (28)
                                                                                 _______________________________________
Administrative expenses - total                                                  (121)            (60)             (181)
Other operating income                                                               3               -                 3
                                                                                 _______________________________________
Operating loss                                                                    (77)            (53)             (130)
                                                                                 _______________________________________



                                                                        3 Months to 31 December 2001
                                                           Continuing     Discontinued      Exceptional            Total
                                                                                                  items
                                                            GBP million     GBP million     GBP million      GBP million
Turnover                                                          669              293                -              962
Cost of sales                                                   (547)            (195)             (19)            (761)
                                                               _________________________________________________________
Gross profit/(loss)                                               122               98             (19)              201
Selling and distribution expenses                               (110)             (32)                -            (142)
                                                               _________________________________________________________
Administrative expenses - other                                  (52)             (15)             (75)            (142)
Research and development                                        (126)             (18)                -            (144)
Goodwill amortisation                                            (44)              (2)                -             (46)
                                                               _________________________________________________________
Administrative expenses - total                                 (222)             (35)             (75)            (332)
Other operating income/(expense)                                   21              (4)                -               17
                                                               _________________________________________________________
Operating (loss)/profit                                         (189)               27             (94)            (256)
                                                               _________________________________________________________


Exceptional items are shown in further detail in note 5.

The Group disposed of Medical, Data and Commerce Systems during the year ended 31 March 2002 and the Strategic Communications business during the six months ended 30 September 2002. It is these activities which are shown as discontinued operations.

5 Exceptional items

These charges have been analysed as follows:

a Operating exceptional items


                                                                                        3 Months to 31   3 Months to 31
                                                                                         December 2002    December 2001
                                                                                           GBP million      GBP million
Reversal of stock write-downs and related costs                                                      -                1
Restructuring costs/(credits)                                                                        7             (20)
                                                                                              _________________________
Included in cost of sales                                                                            7             (19)
                                                                                              _________________________
Impairment of tangible fixed assets                                                                (9)                -
Restructuring and reorganisation costs                                                            (51)             (63)
Systems implementation costs                                                                         -             (11)
Charges in respect of doubtful debts                                                                 -              (1)
                                                                                              _________________________
Included in administrative expenses                                                               (60)             (75)
                                                                                              _________________________
Group operating exceptional items                                                                 (53)             (94)
Share of joint ventures' operating exceptional items                                               (1)                -
Group share of associates' operating exceptional items                                             (3)                -
                                                                                              _________________________
Total operating exceptional items                                                                 (57)             (94)
                                                                                              _________________________

(i) In the three months ended 31 December 2002 GBP7 million was credited to restructuring costs classified within cost of sales. This arose as a consequence of the manufacturing outsourcing arrangement with Jabil Circuits Inc whereby the Group was able to release stock provisions where the components had been utilised. In the three months ended 31 December 2001 a charge of GBP20 million was incurred in respect of such inventory.

(ii) In the three months ended 31 December 2002 a charge of GBP9 million was booked for impairment of Italian fixed assets and UK and US buildings in continuing operations.

(iii)As part of the Group's cost reduction actions, a charge of GBP51 million was recorded during the three months to 31 December 2002 associated with employee severance, site rationalisation costs and other restructuring costs (31 December 2001 GBP63 million).

     The site rationalisation costs reflect the charges associated with closing and consolidating various sites around the world as part of the business restructuring.

(iv) During the year ended 31 March 2002 the Group planned to implement a new global IT system. In light of the revised trading outlook and the continued focus on cost reduction, the implementation was terminated. During the three months ended 31 December 2001 charges of GBP11 million were incurred in this respect.



Analysis by segment (including joint ventures)
                                                                                      3 Months to 31      3 Months to 31
                                                                                       December 2002       December 2001
                                                                                          GBPmillion         GBP million

Network equipment & services                                                                    (65)                (98)
Other                                                                                             14                  10
                                                                                           _____________________________
                                                                                                (51)                (88)
Capital                                                                                          (3)                  13
                                                                                           _____________________________
Continuing operations                                                                           (54)                (75)
Discontinued operations                                                                            -                (19)
                                                                                           _____________________________
                                                                                                (54)                (94)

United Kingdom                                                                                  (34)                (81)
The Americas                                                                                     (4)                  20
Rest of Europe                                                                                  (13)                (31)
Africa, Asia and Australasia                                                                     (3)                 (2)
                                                                                                (54)                (94)
                                                                                           _____________________________
                                                                                                (54)                (94)
                                                                                           _____________________________



5 Exceptional items continued

b Non-operating exceptional items
                                                                                     3 Months to 31       3 Months to 31
                                                                                      December 2002        December 2001
                                                                                         GBPmillion          GBP million
(Loss)/gain on disposal of discontinued operations                                              (1)                  151
(Loss)/gain on disposal of fixed assets and investments                                    _____________________________
in continuing operations
           (Loss)/gain on disposals of subsidiaries and other fixed assets                      (8)                  124
           Amounts written off investments                                                      (1)                   66
                                                                                                (9)                  190
                                                                                           _____________________________
Included in non-operating exceptional items                                                    (10)                  341
                                                                                           _____________________________




(i) The three months charge to 31 December 2002 comprised of a GBP1 million additional charge on the disposal of discontinued operations and a GBP8 million net loss on disposal of other businesses and fixed assets in continuing operations. The GBP1 million net loss related to the revaluation of some of the Group's investments in line with its accounting policy whereby listed investments are marked to their market value at the end of each reporting period and unlisted investments are held at the lower of cost less provision for impairment.



c Exceptional cash flows
                                                                                      3 Months to 31      3 Months to 31
                                                                                       December 2002       December 2001
                                                                                          GBPmillion         GBP million
Operating
    Restructuring costs                                                                         (77)                (71)
    Systems implementation costs                                                                 (5)                 (8)
    Other                                                                                          -                (28)
                                                                                           _____________________________
                                                                                                (82)               (107)
                                                                                           _____________________________
Non-operating
    Disposal of tangible fixed assets                                                              8                  67
    Sale of interests in subsidiary companies and associates                                       3                 810
Repurchase of bonds                                                                                -                  59
                                                                                           _____________________________
                                                                                                  11                 936
                                                                                           _____________________________

Non-operating exceptional cash flows from the disposal of tangible fixed assets are included in note 19 (d). Non-operating exceptional cash flows from the sales of interests in subsidiary companies and associates are included in note 19 (e).

6 Net interest payable
                                                                                      3 Months to 31      3 Months to 31
                                                                                       December 2002       December 2001
                                                                                         GBP million         GBP million
Interest receivable
Loans and deposits                                                                                 5                   -
Other                                                                                              4                   -
                                                                                           _____________________________
Interest receivable - total                                                                        9                   -
                                                                                           _____________________________

Interest payable
Bank loans and overdrafts                                                                       (30)                (24)
Other                                                                                           (30)                (42)
                                                                                           _____________________________
Interest payable - total                                                                        (60)                (66)
                                                                                           _____________________________
Net interest payable - Group                                                                    (51)                (66)
                                                                                           _____________________________




7 Tax

a Deferred taxation liabilities
                                                                                                                   Group
                                                                                                             GBP million
Tax effect of timing differences on:
Provisions and accruals for liabilities and charges                                                                  (6)
                                                                                                            ____________
At 30 September and 31 December 2002                                                                                 (6)
                                                                                                            ____________

No provision is made for any taxation that may arise if reserves of overseas subsidiaries were distributed as such distributions are not expected to occur in the foreseeable future.



b Reconcilation of current taxation charge for the period



                                                                                       3 Months to 31     3 Months to 31
                                                                                        December 2002      December 2001
                                                                                          GBP million        GBP million
(Loss)/profit before tax                                                                        (198)                 76
                                                                                              __________________________

Tax credit/(charge) on loss at a standard rate of 34% (31 December 2001 34%)                       67               (26)
Non-deductible goodwill impairment, amortisation and other similar items                         (33)                100
Tax losses and other deferred tax items not recognised in current tax                            (34)               (74)
                                                                                              __________________________
Current tax charge for the period                                                                   -                  -
                                                                                              __________________________

The standard rate is calculated based on the locally enacted statutory rates in the jurisdictions in which the Group operates.

c Factors that may affect future tax charges

Deferred tax assets totalling GBP820 million at 31 December 2002 have not been recognised in respect of operating losses and exceptional expenditure as the Group is not sufficiently certain that it will be able to recover those assets within a relatively short period of time.

Included in the unrecognised deferred tax asset as at 31 December 2002 of GBP820 million are amounts that may be forfeited or restricted as a consequence of the planned restructuring of the Group due to the requirements of tax legislation in various jurisdictions. It is not possible at this stage to quantify the amount of unrecognised deferred tax assets that may be forefeited.


8 (Loss)/earnings per share

Basic and diluted (loss)/earnings per share are calculated by reference to a weighted average of 2,792.6 million ordinary shares (31 December 2001 2,789.6 million ordinary shares) in issue during the period.

The effect of share options is anti-dilutive for each period presented and has therefore been excluded from the calculation of diluted weighted average number of shares.

An adjusted basic loss per share has been presented in order to highlight the underlying performance of the Group, and is calculated as set out in the table below.

Reconciliation of (loss)/earnings per share excluding goodwill amortisation and exceptional items

                                                                   3 Months to                      3 Months to
                                                                31 December 2002                  31 December 2001
                                                                Loss     Loss per           Loss                Loss per
                                                                            share                                  share
                                                         GBP million        pence    GBP million                   pence

(Loss)/earnings and basic (loss)/earnings per share            (198)        (7.1)             75                     2.7
Exceptional items (note 5)
Operating exceptional items                                       54          1.9             94                     3.4
Group share of associate's operating exceptional                   3          0.1              -                       -
items
Non-operating exceptional items                                   10          0.4          (341)                  (12.2)
Goodwill amortisation                                             30          1.1             48                     1.7
                                                               _________________________________________________________
                                                               (101)        (3.6)          (124)                   (4.4)


9 Goodwill
                                                                                                                    Cost
                                                                                                             GBP million
At 1 October 2002                                                                                                  6,075
          Adjustments in respect of prior year acquisitions                                                          (4)
          Exchange rate adjustment                                                                                  (89)
                                                                                                            ____________
At 31 December 2002                                                                                                5,982

                                                                                                            Amortisation
                                                                                                             GBP million
At 1 October 2002                                                                                                (5,403)
Charged to profit and loss account                                                                                  (28)
Exchange rate adjustment                                                                                              87
                                                                                                            ____________
At 31 December 2002                                                                                              (5,344)

Net book value at 31 December 2002                                                                                   638
Net book value at 30 September 2002                                                                                  672

Following the continued difficult market conditions a further review of the carrying value of goodwill has been undertaken at 31 December 2002.

The average discount rate applied to the future cash flows is 15% and is based upon a weighted average cost of capital percentage.

The results of the review indicated that no further impairment charge in respect of goodwill was necessary for the three months to 31 December 2002. However, due to the significant uncertainties over the timing and extent of any recovery in the telecommunications market, the directors acknowledge that they are likely to have to continue to review their assumptions against future performance.

10 Tangible fixed assets

              Freehold    Leasehold property          Plant and    Fixtures,     Payments on account and
                                                                   fittings,                assets under
                                                                   tools and
              property         Long        Short      machinery    equipment                construction           Total
Group      GBP million  GBP million  GBP million    GBP million  GBP million                 GBP million     GBP million


Cost at 1          128            9            8            373          544                           -           1,062
October 2002
Exchange rate        1            -            -              2            1                           -               4
adjustment
Additions            -            -            -              5            2                           -               7
Completed            -            -            -              -            -                           -               -
construction
Disposals         (17)          (7)            -           (25)         (17)                           -            (66)
Businesses           -            -            -            (6)         (17)                           -            (23)
disposed
                  ______________________________________________________________________________________________________
Cost at 31         112            2            8            349          513                           -             984
December 2002
                  ______________________________________________________________________________________________________
Depreciation        37            2            5            258          431                           -             733
at 1 October
2002
Exchange rate        -            -            -              -          (2)                           -             (2)
adjustment
Charged to           -            -            -              8           20                           -              28
profit and
loss account
Impairment of        -            -            -              -            9                           -               9
fixed assets
Disposals          (4)          (1)            -           (24)         (17)                           -            (46)
Businesses           -            -            -            (4)         (14)                           -            (18)
disposed
                  ______________________________________________________________________________________________________
                                  -
Depreciation        33            1            5            238          427                           -             704
at 31
December 2002
                                          ______________________________________________________________________________
Net book            79            1            3            111           86                           -             280
value at 31
December 2002
Net book            91            7            3            115          113                           -             329
value at 30
September
2002

11 Fixed asset investments

a Joint ventures, associates and other

                   Shares Cost less                                           Share of post
                    amounts written          Goodwill cost      Goodwill        acquisition
                                off                         amortisation           reserves                        Total
Joint ventures and      GBP million            GBP million   GBP million        GBP million                  GBP million
associates



At 1 October 2002               334                     79          (47)              (262)                          104
Profits less                      -                      -             -               (13)                         (13)
losses retained
Goodwill                          -                      -           (2)                  -                          (2)
amortisation
                              __________________________________________________________________________________________
At 31 December                  334                     79          (49)              (275)                           89
2002
                             ___________________________________________________________________________________________

                                                                 Cost or         Provisions                        Total
                                                               valuation
Other investments                                            GBP million        GBP million                  GBP million

At 1 October 2002                                                    321              (304)                           17
Disposals, impairments and repayments                                  -                (4)                          (4)
Reversal of past impairment of listed investments                      -                  4                            4
                                                                    ____________________________________________________
At 31 December 2002                                                  321              (304)                           17
                                                                    ____________________________________________________


Joint ventures, associates and other investments at 31 December 2002                                                 106
Joint ventures, associates and other investments at 30 September 2002                                                121

During the 3 months to 31 December 2002, amortisation of GBP2 million (31 December 2001 GBP2 million) was charged for goodwill relating to Easynet Group Plc

                                                                                   31 December 2002    30 September 2002
                                                                                        GBP million          GBP million

Other investments - listed in the United Kingdom                                                 12                    8


The aggregate historic cost of the listed fixed asset investments was GBP49 million at 31 December 2002 (30 September 2002 GBP49 million). No provision has been made for taxation (30 September 2002 GBPnil) which could arise if these investments were realised at the values stated. At 14 March 2003 the market value of the investments shown above was, in aggregate, GBP11 million.

                                                                   Voting rights                Country of Incorporation

Core businesses
Networks equipment and services
               Marconi Communications Ltd.                                  100%                           Great Britain
               Marconi Communications S.p.A.                                100%                                   Italy
               Marconi Communications Inc.                                  100%                                     USA
               Marconi Communications GmbH.                                 100%                                 Germany

      Associated Companies       Class of shares                                      Number held             Country of
                                                                                                           Incorporation
Ultramast Ltd                    Ordinary shares of 100 pence              50.0%              500          Great Britain
Easynet Group Plc                Ordinary shares of 4 pence                            30,940,597          Great Britain
                                 Convertible non-voting ordinary                       48,553,661
                                 shares of 4 pence
                                          Equity Share                     71.6%
                                          Voting Share                     49.6%

The principal activity of Ultramast Ltd is to build and market telecommunications masts for use by mobile and fixed wireless network operations.

Easynet Group Plc's year end is 31 December and it has been accounted for under the equity accounting method. As it is a company quoted on the London Stock Exchange, information that is not in the public domain cannot be disclosed. Consequently its results for the six month period to 31 December 2002 have been prorated for inclusion in the Group's results for the three months ended 31 December 2002 and the results for the six month period ended 31 December 2001 for inclusion in the Group's results for the three months ended 31 December 2001. Easynet is a network-based provider of broadband services and internet solutions and is incorporated in Great Britain.

The above list of subsidiaries and associated companies includes those businesses that had a material effect on the consolidated results to 31 December 2002.


12 Stocks and contracts in progress
                                                                                 31 December 2002      30 September 2002
                                                                                      GBP million            GBP million
Raw materials and bought out components                                                        63                    104
Work in progress                                                                              109                    119
Payments on account                                                                           (2)                    (3)
Long-term contract work in progress                                                            20                     21
Finished goods                                                                                115                    115
                                                                                ________________________________________
                                                                                              305                    356
13 Debtors
                                                                                 31 December 2002      30 September 2002
                                                                                      GBP million            GBP million
Amounts falling due within one year
Trade debtors                                                                                 559                    628
Amounts owed by joint ventures and associates                                                  30                     35
Other debtors                                                                                  58                     91
Prepayments and accrued income                                                                 48                     49
                                                                               _________________________________________
                                                                                              695                    803

Amounts falling due after more than one year
Trade debtors                                                                                   2                      3
Other debtors                                                                                  43                     48
Prepayments and accrued income                                                                  7                      8
                                                                             ___________________________________________
                                                                                              747                    862
Amounts owed by joint ventures and associates relate to trading balances.

14 Current asset investments and cash at bank and in hand

Cash at bank and in hand
                                                                              31 December 2002         30 September 2002
                                                                                   GBP million               GBP million
Cash and bank deposits repayable on demand                                                 921                       927
Other cash deposits                                                                        164                       144
                                                                                   _____________________________________
Cash at bank and in hand                                                                 1,085                     1,071
                                                                                   _____________________________________
Included in the amounts above are restricted cash of
                                                                              31 December 2002         30 September 2002
                                                                                   GBP million               GBP million
Secured                                                                                    744                       775
Collateral against bonding facilities                                                      107                        79
Held by captive insurance company                                                           17                        18
Other                                                                                        -                         8
                                                                                   _____________________________________
Restricted cash                                                                            868                       880
Unrestricted cash                                                                          217                       191
                                                                                   _____________________________________
Cash at bank and in hand                                                                 1,085                     1,071


Of the secured cash, GBP701 million (30 September 2002 GBP735 milion) relates to amounts held under an interim security arrangement by the Group's syndicate banks and bondholders and also to employee share ownership plan derivative providers granted on 13 September 2002. A further GBP27 million relates to cash deposited against employee share option plan derivative providers for the Strategic Communications business (30 September 2002 GBP25 million) and GBP16 million (30 September 2002 GBP15 million) relates to cash deposited against secured loans in Italy.

15 Creditors
                                                                              31 December 2002         30 September 2002
                                                                                   GBP million               GBP million
Amounts falling due within one year
Bank loans and overdrafts
Repayable on demand                                                                      2,174                     2,145
Other                                                                                        -                        11
Debenture loans                                                                              -                        32
Obligations under finance leases                                                             -                         2
                                                                                   _____________________________________
                                                                                         2,174                     2,190
Payments received in advance                                                                73                        72
Trade creditors                                                                            258                       284
Amounts owed to joint ventures and associates                                                9                         9
Current taxation                                                                           345                       306
Other taxation and social security                                                          14                         5
Other creditors                                                                            108                       141
Accruals and deferred income                                                               272                       309
                                                                                   _____________________________________
                                                                                         3,253                     3,316
Amounts falling due after more than one year
Bank loans                                                                                  25                        25
Bonds                                                                                    1,699                     1,695
Obligations under finance leases                                                             6                         7
                                                                                   _____________________________________
                                                                                         1,730                     1,727
Other creditors                                                                             11                        16
                                                                                   _____________________________________
                                                                                         1,741                     1,743

Amounts owed to joint ventures and associates relate to trading balances.


16 Borrowings
                                                                           31 December                 30 September 2002
                                                                                  2002
                                                                           GBP million                       GBP million
Bank loans and overdrafts
               Secured                                                              15                                17
               Unsecured                                                         2,184                             2,164
Unsecured debenture loans                                                            -                                32
Bonds                                                                            1,699                             1,695
Obligations under finance leases                                                     6                                 9
                                                                                ________________________________________
                                                                                 3,904                             3,917
Less amounts falling due within one year                                       (2,174)                           (2,190)
                                                                                ________________________________________
                                                                                 1,730                             1,727
Analysis of repayments of long-term borrowings
Bank loans
Between one and two years                                                            4                                 4
Between two and five years                                                          12                                12
In more than five years                                                              9                                 9
Bonds
Between two and five years                                                         278                               270
In more than five years                                                          1,421                             1,425
Finance leases
Between two and five years                                                           -                                 1
In more than five years                                                              6                                 6
                                                                                ________________________________________
                                                                                 1,730                             1,727
                                                                                ________________________________________
Bonds
Repayable at par wholly within five years (average                                       278                         270
rate 5.6 per cent)
Repayable at par wholly after five years (average rate                                 1,421                       1,425
7.5 per cent)
                                                                                ________________________________________

Security

The secured loans are all secured upon cash balances with the respective banks.

Maturity

The material payment obligations greater than five years are all payable wholly at maturity, of which GBP479 million refer to Marconi's 6.375% eurobond due 2010, GBP471 million refer to Marconi's 7.75% yankee bond due 2010, and GBP471 million refer to Marconi's 8.375% yankee bond due 2030.

17 Provisions for liabilities and charges
                                                             Share     Deferred
                                Restructuring              options          tax               Other                Total
                                  GBP million          GBP million  GBP million         GBP million          GBP million

At 1 October 2002                          69                  176            6                 205                  456
Exchange rate                               2                    -            -                 (8)                  (6)
adjustment
Disposals                                 (1)                    -            -                   -                  (1)
Charged                                    25                    5            -                  17                   47
Released                                  (3)                  (3)            -                (10)                 (16)
Utilised                                 (13)                 (11)            -                 (4)                 (28)
                                        ________________________________________________________________________________
At 31 December 2002                        79                  167            6                 200                  452


Share option provisions mainly comprise amounts owed on contracts taken out with ESOP derivative providers to fix the future price at which the Group could purchase shares to satisfy employee share option liabilities. The release in the period relates mainly to the reduction of a provision held for employees of previously acquired companies whose options have lapsed. The utilisation in the period relates mainly to the conversion of accrued interest on the ESOP derivatives into borrowings. An agreement to settle the ESOP derivative is explained in note 22.

Restructuring provisions mainly comprise expected costs for termination of employee contracts, costs for properties no longer occupied and onerous lease contracts. The associated outflows are generally expected to occur over the next year with vacant property costs being incurred over the next five years.

Other provisions mainly comprise the expected cost of maintenance under guarantees, other work in respect of products delivered, employee related claims, environmental liabilities, other litigation and losses on contract work in progress. The associated outflows are generally expected to occur over the lives of the products and contracts which are long term in nature.

18 Disposals

On 4 October 2002 the Group disposed of Marconi Communications Israel Limited and on 24 December 2002 the Group disposed of ATC Pty Ltd for cash consideration totalling GBP3 million.

19 Cash flow

a Net cash inflow from operating activities
                                                                                                                   Total
3 Months to 31 December 2002                                                                                  Continuing
                                                                                                             GBP million

Group operating loss after exceptional items                                                                       (130)
Operating exceptional items                                                                                           53
                                                                                             ___________________________
Group operating loss before exceptional items                                                                       (77)
Depreciation charge                                                                                                   28
Goodwill amortisation                                                                                                 28
Decrease in stock                                                                                                     51
Decrease in debtors                                                                                                  114
Decrease in creditors                                                                                               (68)
Decrease in provisions                                                                                               (4)
                                                                                             ___________________________
                                                                                                                      72


3 Months to 31 December 2001                                             Continuing        Discontinued            Total
                                                                                GBP                 GBP              GBP
                                                                            million             million          million

Group operating loss after exceptional items                                  (256)                   -            (256)
Operating exceptional items                                                      75                  19               94
                                                                             ___________________________________________
Group operating loss before exceptional items                                 (181)                  19            (162)
Depreciation charge                                                              49                   6               55
Goodwill amortisation                                                            44                   2               46
(Increase)/decrease in stock                                                  (213)                  16            (197)
Decrease/(increase) in debtors                                                  185                 (8)              177
Decrease in creditors                                                          (96)                (10)            (106)
Increase in provisions                                                          207                   3              210
                                                                               _________________________________________
                                                                                (5)                  28               23

b Returns on investments and servicing of finance
                                                                                       3 Months to 31     3 Months to 31
                                                                                        December 2002      December 2001
                                                                                          GBP million        GBP million
Income from loans, deposits and investments                                                         7                  -
Interest paid                                                                                    (18)               (51)
                                                                                 _______________________________________
                                                                                                 (11)               (51)
                                                                                 _______________________________________

Of the above amount, continuing operations account for an outflow of GBP11 million (31 December 2001 GBP48 million) and discontinued operations an outflow of GBPnil (31 December 2001 GBP3 million).

c Tax received/(paid)
                                                                                       3 Months to 31     3 Months to 31
                                                                                        December 2002      December 2001
                                                                                          GBP million        GBP million
UK corporation tax received/(paid)                                                                 46               (10)
Overseas tax paid                                                                                 (1)                  -
                                                                                 _______________________________________
                                                                                                   45               (10)

Tax  repayments  of GBP46m were  received  during the 3 months ended 31 December
2002 (31 December 2001 GBPnil repayments).

Continuing operations account for GBP45m inflow (31 December 2001 GBP10m outflow) and discontinued operations GBPnil (31 December 2001 GBPnil).

d Capital expenditure and financial investment
                                                                                       3 Months to 31     3 Months to 31
                                                                                        December 2002      December 2001
                                                                                          GBP million        GBP million
Purchases of tangible fixed assets                                                                (7)               (57)
Purchases less sales of fixed asset investments                                                     1                 52
Sales of tangible fixed assets                                                                      9                101
                                                                                 _______________________________________
                                                                                                    3                 96

Sales of tangible  fixed assets  shown above  includes an amount of GBP8 million
(31 December 2001 GBP67 million) in respect of disposals treated as exceptional items in the profit and loss account.

Of the above amount, continuing operations account for an inflow of GBP3 million
(31 December 2001 GBP75 million) and discontinued operations an inflow of GBPnil
(31 December 2001 GBP21 million)

19 Cash flow continued

e Acquisitions and disposals
                                                                                       3 Months to 31     3 Months to 31
                                                                                        December 2002      December 2001
                                                                                          GBP million        GBP million
Investments in subsidiary companies                                                                 -               (12)
Investments in joint ventures                                                                       -                 21
Sales of interests in subsidiary companies and associates                                           3                768
Net (overdraft)/cash disposed with subsidiary companies                                           (1)                 35
                                                                                          ______________________________
                                                                                                    2                812

f Net cash outflow/(inflow) from management of liquid resources

Comprising term deposits generally of less than one year and other readily disposable current asset investments

                                                                                       3 Months to 31     3 Months to 31
                                                                                        December 2002      December 2001
                                                                                          GBP million        GBP million
Deposits withdrawn from banks and similar financial institutions                                    -               (42)
Deposits made with banks and similar financial institutions                                        23                  -
                                                                                          ______________________________
                                                                                                   23               (42)

g Net cash outflow from financing
                                                                                       3 Months to 31     3 Months to 31
                                                                                        December 2002      December 2001
                                                                                          GBP million        GBP million
Decrease/(increase) in bank loans                                                                   6               (88)
Decrease in debenture loans                                                                         -                 90
Decrease in bonds                                                                                   -                103
Capital element of finance lease repayments                                                         3                  2
                                                                                          ______________________________

                                                                                                 9                107

20 Analysis of net monetary debt

                       At 1 October      Cash flow        Acquisitions/  Other non-cash    Exchange rate  At 31 December
                               2002                disposals (excluding         changes       adjustment            2002
                                                   cash and overdrafts)
                        GBP million    GBP million          GBP million     GBP million      GBP million     GBP million

Cash at bank and in             927            (1)                    -               -              (5)             921
hand
Overdrafts                     (26)            (2)                    -               -                1            (27)
                                               (3)
Liquid resources                144             23                    -               -              (3)             164
Amounts falling due
within one year
Bank loans                  (2,130)              6                    -            (62)               39         (2,147)
Debenture loans                (32)              -                    -              32                -               -
Finance leases                  (2)              3                    -             (1)                -               -
Amounts falling due
after more than one
year
Bank loans                     (25)              -                    -               -                -            (25)
Bonds                       (1,695)              -                    -               -              (4)         (1,699)
Finance leases                  (7)              -                    -               1                -             (6)
                                                 9
                            ____________________________________________________________________________________________
                            (2,846)             29                    -            (30)               28         (2,819)

The non-cash movement in bank loans results from the settling of an interest rate swap, an ESOP swap and a debenture loan by way of an increase in the Group's borrowings.

21 Contingent liabilities

                                                                                 30 December 2002      30 September 2002
                                                                                      GBP million            GBP million

Contingent liabilities at period end                                                           30                     30
                                                                                   _____________________________________

The Group is subject to potential and actual legal claims including shareholder class actions and claims relating to contracts, industrial injury and patent infringement. The Group has also provided third party guarantees and performance bonds. The total amount disclosed above represents the Directors' best estimate of possible unprovided exposures that may arise in respect of these legal claims and the guarantees and bonds.

22 Post Balance Sheet Events

On 7 February 2003 the Group announced that it had agreed in principle with Barclays Bank plc, Salomon Brothers International Limited and UBS AG to settle potential claims under ESOP derivative arrangements. This settlement is conditional upon the Marconi Corporation plc Scheme of Arrangement becoming effective. At this point, all claims against Marconi plc, Marconi Corporation plc and its subsidiaries in respect of this matter will be waived and the total liabilities recorded within liability provisions and net debt of GBP169 million will be released for a consideration of GBP35 million.

On 24 February 2003, Marconi announced that, following approval from the High Court in the United Kingdom, Marconi Corporation plc had completed a return of capital from Ultramast Limited (a joint venture company set up in December 2000 with Railtrack Telecom Services Limited) and settled all outstanding litigation relating to it. As a result of the transaction, Marconi received net cash proceeds of approximately GBP41 million.



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MARCONI PLC



                                       By:     ____M Skelly____

                                       Name:   M Skelly
                                       Title:  Secretary


Date: 18 March 2003